Exhibit 2.1

Execution Version

STOCK PURCHASE AGREEMENT

by and among

PETER J. COROGIN AND STEPHEN E. DUNBAR,

LED CONSTRUCTION SERVICES, INC.,

DUNBAR MECHANICAL, INC.,

LIMBACH HOLDINGS, INC.

and

LIMBACH FACILITY SERVICES LLC

dated as of

September 19, 2018

i

ii

Exhibits and Schedules:

Disclosure Letter

Schedule 1(a)	Certain Employees
Schedule 1(b)	Equipment
Schedule 8.02(d)	Required Third Party Consents
Schedule 8.02(q)	Certain Related Party Contracts to be Terminated
Schedule 8.03(i)	Miscellaneous Bonds
Schedule 9.03(c)	P&P Bonds

Exhibit A	Working Capital Principles
Exhibit B	Form of Escrow Agreement
Exhibit C	Form of Buyer Note
Exhibit D	Allocation Schedule
Exhibit E	Form of Lease
Exhibit F	Form of Lockup Agreement
Exhibit G	Form of Employment Offer Letter
Exhibit H	Bonus Pool Calculation
Exhibit I	Form of Dunbar Agreement
Exhibit J	Form of Debt Subordination Agreement

iii

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”), dated as of September 19, 2018, for the purchase and sale of all of the outstanding capital stock of Dunbar Mechanical, Inc., an Ohio corporation (the “Company”), is entered into by and among the Company, Peter J. Corogin (“Corogin”) and Stephen E. Dunbar (“Dunbar” and, together with Corogin, the “Stockholders”), LED Construction Services, Inc., an Ohio corporation (the “Seller”), Limbach Holdings, Inc., a Delaware corporation (the “Parent”), and Limbach Facility Services LLC, a Delaware limited liability company (the “Buyer”).

RECITALS

WHEREAS, the Stockholders own all of the issued and outstanding shares of voting common stock, no par value, of the Seller;

WHEREAS, the Seller owns all of the issued and outstanding shares of voting common stock, no par value, of the Company (the “Shares”);

WHEREAS, the Seller wishes, and the Stockholders authorize the Seller, to sell to the Buyer, and the Buyer wishes to purchase from the Seller, all of the Shares subject to the terms and conditions set forth herein; and

WHEREAS, a portion of the purchase price payable by the Buyer to the Seller shall be placed in escrow by the Buyer, the release of which shall be contingent upon certain events and conditions, all as set forth in this Agreement and the Escrow Agreement (as defined herein).

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

Except as otherwise specified or as the context may otherwise require, in addition to the capitalized terms defined elsewhere herein, the following terms have the meanings specified or referred to in this ARTICLE I:

“Action” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. As used in this paragraph and Section 6.07, the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise. For purposes of this Agreement, except as otherwise provided herein, the Lake Erie Companies shall not be considered Affiliates of the Company or the Seller.

“Ancillary Documents” means all agreements, certificates, instruments, and other documents, other than this Agreement, entered into in connection with the consummation of the transactions contemplated by this Agreement, including the Escrow Agreement, the Buyer Note and the Debt Subordination Agreement.

“Benefit Plan” means any pension, benefit, retirement, compensation, employment, consulting, profit-sharing, deferred compensation, incentive, bonus, performance award, phantom equity, stock or stock-based, change in control, retention, severance, vacation, paid time off (PTO), medical, vision, dental, disability, welfare, Code Section 125 cafeteria, fringe benefit and other similar agreement, plan, policy, program or arrangement (and any amendments thereto), in each case whether or not reduced to writing and whether funded or unfunded, including each “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether or not tax-qualified and whether or not subject to ERISA, which is maintained, sponsored, contributed to, or required to be contributed to by the Company for the benefit of any current or former employee, officer, director, retiree, independent contractor or consultant of the Company or any spouse or dependent of such individual, or under which the Company or any of its ERISA Affiliates has or may have any Liability, or with respect to which Buyer or any of its Affiliates would reasonably be expected to have any Liability, contingent or otherwise.

“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in Ohio are authorized or required by Law to be closed for business.

“Cash” means, without duplication, cash and cash equivalents (including marketable securities and short term investments) of the Company, determined in accordance with GAAP applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Audited Financial Statements for the most recent fiscal year end as if such accounts were being prepared and audited as of a fiscal year end.

“CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, 42 U.S.C. §§ 9601 et seq., as amended.

“Closing Date Cash Payment” means the Closing Date Cash Consideration less the Escrow Amount.

“Closing Indebtedness Certificate” means a certificate executed by the Chief Financial Officer of the Company certifying on behalf of the Company an itemized list of all outstanding Indebtedness of the Company as of the Determination Time and the Person to whom such outstanding Indebtedness is owed and an aggregate total of such outstanding Indebtedness, which shall be prepared in a manner consistent with the Estimated Indebtedness in the Estimated Closing Statement.

“Closing Transaction Expenses Certificate” means a certificate executed by the Chief Financial Officer of the Company, certifying the amount of Transaction Expenses remaining unpaid as of the Determination Time (including an itemized list of each such unpaid Transaction Expense with a description of the nature of such expense and the person to whom such expense is owed), which shall be prepared in a manner consistent with the Estimated Transaction Expenses in the Estimated Closing Statement.

“Closing Working Capital” means: (a) the notes and accounts receivable, costs and estimated earnings in excess of billings, prepaid expenses, retention receivable, truck/tools inventory, and other current assets of the Company, but excluding (i) Cash, and (ii) deferred Tax assets; less (b) the accounts payable, accrued expenses, deferred income, retention payable, subcontractor retention, billings in excess of costs and estimated earnings, and other current liabilities of the Company, but excluding (i) deferred Tax liabilities, (ii) Transaction Expenses and (iii) the current portion of Indebtedness; in each case, calculated as of the Determination Time and as determined in accordance with GAAP applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Audited Financial Statements for the most recent fiscal year end as if such accounts were being prepared and audited as of a fiscal year end, and as modified as set forth in Exhibit A. An illustrative calculation of Closing Working Capital as of December 31, 2017 is set forth as an attachment to Exhibit A.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Intellectual Property” means all Intellectual Property that is owned by the Company.

“Company IP Agreements” means all licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, waivers, releases, permissions and other Contracts, whether written or oral, relating to Intellectual Property to which the Company is a party, beneficiary or otherwise bound.

“Company IP Registrations” means all Company Intellectual Property that is subject to any issuance, registration or application by, to or with any Governmental Authority or authorized private registrar in any jurisdiction, including issued patents, registered trademarks, domain names and copyrights, and pending applications for any of the foregoing.

“Company Plan” means any Benefit Plan that is not a Multiemployer Plan.

“Contracts” means all contracts, Leases, deeds, mortgages, licenses, instruments, notes, commitments, undertakings, indentures, joint ventures and all other agreements, commitments and legally binding arrangements, whether written or oral.

“Corogin Nonsolicitation Period” means a period of seven years commencing on the Closing Date; provided, however, that with respect to the Lake Erie Companies, the Corogin Nonsolicitation Period means (a) a period of five years commencing on the Closing Date for (i) all non-union employees, and (ii) each of the employees set forth on Schedule 1(a), and (b) a period of two years commencing on the Closing Date for all union employees working at an active job site of the Company as of the Closing Date.

“Corogin Restricted Period” means the period of five years commencing on the Closing Date; provided, however, that with respect to the Lake Erie Companies, the Restricted Period means a period of two years commencing on the Closing Date.

“Debt Subordination Agreement” means the debt subordination agreement in substantially the form of Exhibit J.

“Determination Time” means 11:59 p.m., Eastern Time, on the Closing Date; provided, however, that no calculation required to be made hereunder as of the Determination Time shall reflect the conduct of business or any action that takes place on the Closing Date after the Closing that is outside of the ordinary course of business of the Company.

“Disclosure Letter” means the disclosure letter delivered by the Stockholders and the Seller concurrently with the execution and delivery of this Agreement.

“Dollars or $” means the lawful currency of the United States.

“Encumbrance” means any charge, claim, community property interest, pledge, condition, equitable interest, lien (statutory or other), option, security interest, mortgage, easement, encroachment, right of way, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

“Environmental Claim” means any Action, Governmental Order, lien, fine, penalty, or, as to each, any settlement or judgment arising therefrom, by or from any Person alleging liability of whatever kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from: (a) the Release of, threatened Release of, or exposure to, any Hazardous Materials; or (b) any actual or alleged non-compliance with any Environmental Law or term or condition of any Environmental Permit.

“Environmental Law” means any applicable Law, and any Governmental Order or binding agreement with any Governmental Authority: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient air, indoor air, soil, soil gas, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal, removal or remediation of any Hazardous Materials. The term “Environmental Law” includes, without limitation, the following (including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, 42 U.S.C. §§ 9601 et seq., as amended; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, 42 U.S.C. §§ 6901 et seq., as amended; the Federal Water Pollution Control Act of 1972, 33 U.S.C. §§ 1251 et seq., as amended; the Toxic Substances Control Act of 1976, 15 U.S.C. §§ 2601 et seq., as amended; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq., as amended; the Clean Air Act of 1966, 42 U.S.C. §§ 7401 et seq., as amended; the Safe Drinking Water Act, 42 U.S.C. §§300f et seq., as amended; Hazardous Material Transportation Act, 49 U.S.C. §§ 5101 et seq., as amended; and the Occupational Safety and Health Act of 1970, 29 U.S.C. §§ 651 et seq., as amended.

“Environmental Notice” means any written directive, notice of violation or infraction, special notice letter, notice of responsibility or liability, or notice respecting any Environmental Claim relating to actual or alleged non-compliance with any Environmental Law or any term or condition of any Environmental Permit.

“Environmental Permit” means any Permit required under or issued, granted, given, authorized by or made pursuant to Environmental Law.

“Equipment Purchase Expense” is an amount equal to $183,693.79 which amount represents the costs incurred by Company with respect to the purchase of those forklifts listed on Schedule 1(b).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Company or any of its Affiliates as a “single employer” within the meaning of Section 414 of the Code or Section 4001 of ERISA.

“Escrow Agent” means U.S. Bank, National Association.

“Escrow Agreement” means the Escrow Agreement to be entered into by Buyer, Seller and Escrow Agent at the Closing, substantially in the form of Exhibit B, pursuant to which (and subject to the terms and conditions of the Escrow Agreement) the Escrow Fund would be held for the purpose of securing the obligations of the Stockholders and the Seller in ARTICLE IX and Section 7.08.

“Escrow Amount” means $1,000,000.

“Escrow Fund” means the Escrow Amount plus any interest or other amounts earned thereon and less any disbursements therefrom in accordance with the Escrow Agreement.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and any applicable rules and regulations promulgated thereunder, and any successor to such statute, rules or regulations.

“Fifth Third Credit Agreement” means that certain Credit Agreement dated as of July 20, 2016, by and among Parent, Buyer, Limbach Holdings, LLC, the Guarantors from time to time party thereto, the Lenders from time to time party thereto, and Fifth Third Bank, as administrative agent, as amended, restated, supplemented, or modified from time to time in accordance with the terms thereof.

“Financing Related Party” means (a) Fifth Third Bank, as administrative agent under the Fifth Third Credit Agreement, (b) each Lender (as defined in the Fifth Third Credit Agreement), and (c) any Affiliate, director, officer, employee, agent, representative, attorney, accountant, or other advisor of any of the parties set forth in the foregoing clauses (a) and (b).

“Fundamental Representations” means the representations and warranties of the Stockholders and the Seller contained in Section 3.01 (Organization and Authority), Section 3.02 (No Conflicts; Consent), Section 3.03 (Seller Capitalization), Section 3.05 (Brokers), Section 4.01 (Organization, Authority and Qualification of the Company), Section 4.02 (Capitalization), Section 4.03 (No Subsidiaries), Section 4.04 (No Conflicts; Consent); Section 4.09(a) (Title to Assets); Section 4.23 (Brokers); and Section 4.24 (Affiliate Transactions).

“GAAP” means United States generally accepted accounting principles in effect from time to time.

“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Hazardous Materials” means: (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or manmade, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws; and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation, and polychlorinated biphenyls.

“Indebtedness” means, without duplication and with respect to the Company, the principal amount, plus any related accrued and unpaid interest, fees and prepayment premiums or penalties, “breakage costs”, redemption fees or other termination fees of all (a) indebtedness for borrowed money; (b) obligations for the deferred purchase price of property or services (other than current liabilities taken into account in the calculation of Closing Working Capital), (c) long or short-term obligations evidenced by notes, bonds, debentures or other similar instruments; (d) obligations under any interest rate, currency swap or other hedging or derivative agreement or arrangement; (e) capital lease obligations; (f) any performance bond, letter of credit or surety bond, in each case, solely to the extent drawn upon or payable , or any bank overdraft or similar charges; (g) guarantees made by the Company on behalf of any third party in respect of obligations of the kind referred to in the foregoing clauses (a) through (f); and (h) any unpaid interest, prepayment penalties, premiums, costs and fees that would arise or become due as a result of the prepayment of any of the obligations referred to in the foregoing clauses (a) through (g); provided, further, that “Indebtedness” shall include the Vehicle Lease Obligations.

“Intellectual Property” means any and all rights in, arising out of, or associated with any of the following in any jurisdiction throughout the world: (a) issued patents and patent applications (whether provisional or non-provisional), including divisionals, continuations, continuations-in-part, substitutions, reissues, reexaminations, extensions, or restorations of any of the foregoing, and other Governmental Authority-issued indicia of invention ownership (including certificates of invention, petty patents, and patent utility models) (“Patents”); (b) trademarks, service marks, brands, certification marks, logos, trade dress, trade names, and other similar indicia of source or origin, together with the goodwill connected with the use of and symbolized by, and all registrations, applications for registration, and renewals of, any of the foregoing (“Trademarks”); (c) copyrights and works of authorship, whether or not copyrightable, and all registrations, applications for registration, and renewals of any of the foregoing (“Copyrights”); (d) internet domain names and social media account, and user names (including “handles”), whether or not Trademarks, all associated web addresses, URLs, websites and web pages, social media accounts and pages, and all content and data thereon or relating thereto, whether or not Copyrights; (e) mask works, and all registrations, applications for registration, and renewals thereof; (f) industrial designs, and all Patents, registrations, applications for registration, and renewals thereof; (g) trade secrets, know-how, inventions (whether or not patentable), discoveries, improvements, technology, business and technical information, databases, data compilations and collections, tools, methods, processes, techniques, customer and prospect lists, and other confidential and proprietary information and all rights therein (“Trade Secrets”); (h) computer programs, operating systems, applications, firmware, and other code, including all source code, object code, application programming interfaces, data files, databases, protocols, specifications, and other documentation thereof; (i) rights of publicity; and (j) all other intellectual or industrial property and proprietary rights.

“Knowledge of the Company or the Company’s Knowledge” or any other similar knowledge qualification, means the actual knowledge of the Stockholders, after due inquiry.

“Lake Erie Companies” means Lake Erie Electric, Inc. and its Affiliates, including without limitation, Lake Erie Electric of Toledo, Inc., Lake Erie Electric of Michigan, Inc., Lake Erie Technologies, Inc., and Firelands Electric, Inc.

“Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority.

“Leases” means those Contracts that are leases of Real Property.

“Losses” means losses, damages, liabilities, deficiencies, judgments, interest, awards, penalties, fines, costs or expenses of whatever kind, including reasonable attorneys’ fees; provided, however, that “Losses” shall not include punitive, speculative, and remote damages, except to the extent actually awarded to a Governmental Authority or other third party.

“Material Adverse Effect” means any event, occurrence, fact, condition or change that is, or could reasonably be expected to become, individually or in the aggregate, materially adverse to (a) the business, results of operations, condition (financial or otherwise) or assets of the Company, or (b) the ability of Seller to consummate the transactions contemplated hereby on a timely basis; provided, however, that none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been, a Material Adverse Effect: any adverse change, event, development, or effect arising from or relating to (i) general business or economic conditions, including such conditions related to the business operated or proposed to be operated by such Person, (ii) national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (iii) financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (iv) changes in Law, (v) the taking of any action contemplated by this Agreement and the other agreements contemplated hereby, (vi) any “act of God,” including weather, natural disasters and earthquakes, or (vii) changes resulting from the announcement of the execution of this Agreement or the transactions contemplated hereunder; except, with respect to clauses (i), (ii), (iii), (iv), (v) or (vi), to the extent that such change, event, development, or effect has a disproportionate effect on the businesses of such Person relative to other businesses in the industry in which such Person operates.

“Multiemployer Plan” means any Benefit Plan that is a “multiemployer plan” within the meaning of Section 3(37) of ERISA.

“Nonsolicitation Period” means a period of seven years commencing on the Closing Date.

“Parent Shares” means shares of common stock, par value $.0001 per share, of the Parent.

“Permits” means all permits, licenses, franchises, approvals, authorizations, registrations, clearances, certificates, variances, waivers and similar rights obtained, or required to be obtained, from Governmental Authorities.

“Person” means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

“Post-Closing Tax Period” means any taxable period beginning after the Closing Date and, with respect to any taxable period beginning before and ending after the Closing Date, the portion of such taxable period beginning after the Closing Date.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and, with respect to any taxable period beginning before and ending after the Closing Date, the portion of such taxable period ending on and including the Closing Date.

“Pre-Closing Taxes” means Taxes of the Company for any Pre-Closing Tax Period.

“Real Property” means the real property owned, leased or subleased by the Company, together with all buildings, structures and facilities located thereon.

“Release” means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata or within any building, structure, facility or fixture).

“Representative” means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

“Restricted Business” means the business of designing, engineering, installing, servicing, and maintaining HVAC, plumbing, piping, and other mechanical systems in commercial, institutional, and industrial facilities, including the fabrication of pipe and sheet metal, and the manufacturing of pipe, sheet metal, and valve assemblies for use in such systems.

“Restricted Period” means a period of five years commencing on the Closing Date.

“SEC” means the United States Securities and Exchange Commission.

“Target Working Capital” means $3,973,443.

“Taxes” means all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, including escheat and unclaimed property obligations, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.

“Tax Return” means any return, declaration, report, claim for refund, information return or statement or other document relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Territory” means any state in which the Company operates as of the date hereof, has operated at any time in the last ten years, or is proposing to operate in the future as documented in any budget or business plan, or as reflected in any project pipeline or similar analysis.

“Transaction Expenses” means all fees and expenses incurred by the Stockholders, the Company or the Seller at or prior to the Closing in connection with the preparation, negotiation and execution of this Agreement and the Ancillary Documents, and the performance and consummation of the transactions contemplated hereby and thereby.

“Vehicle Lease Obligations” means the obligations of the Company under the vehicle leases set forth in Section 4.06(b) of the Disclosure Letter.

“WARN Act” means the federal Worker Adjustment and Retraining Notification Act of 1988, and similar state, local and foreign laws related to plant closings, relocations, mass layoffs and employment losses.

In addition to the terms defined in this ARTICLE I, set forth below is a list of terms defined elsewhere in this Agreement:

Term	Section
“Acquisition Proposal”	Section 6.03(a)
“Agreement”	Preamble
“Audited Financial Statements”	Section 4.05(a)
“Balance Sheet”	Section 4.05(a)
“Balance Sheet Date”	Section 4.05(a)
“Basket”	Section 9.04(a)
“Benefit Plan”	Section 4.18(a)
“Buyer”	Preamble
“Buyer Indemnitees”	Section 9.02
“Buyer Note”	Section 2.02(b)
“Cap”	Section 9.04(a)
“Closing”	Section 2.05
“Closing Cash”	Section 2.04(b)(i)
“Closing Cash Purchase Price”	Section 2.02(a)
“Closing Date”	Section 2.05
“Closing Date Cash Consideration”	Section 2.04(a)(i)
“Closing Date Stock Consideration”	Section 2.02(c)
“Closing Indebtedness”	Section 2.04(b)(i)
“Closing Statement”	Section 2.04(b)(i)
“Closing Transaction Expenses”	Section 2.04(b)(i)
“Closing Vehicle Lease Obligations Amount”	Section 2.04(b)(i)
“Company”	Preamble
“Company Systems”	Section 4.11(h)
“Direct Claim”	Section 9.05(c)
“Disputed Amounts”	Section 2.04(c)(iii)
“Estimated Cash”	Section 2.04(a)(ii)
“Estimated Closing Statement”	Section 2.04(a)(ii)
“Estimated Closing Working Capital”	Section 2.04(a)(ii)
“Estimated Indebtedness”	Section 2.04(a)(ii)
“Estimated Transaction Expenses”	Section 2.04(a)(ii)
“Estimated Vehicle Lease Obligations Amount”	Section 2.04(b)(ii)
“Final Closing Date Cash Consideration”	Section 2.04(b)(ii)
“Financial Statements”	Section 4.05(a)
“Financing”	Section 6.14(a)
“Government Contracts”	Section 4.08(a)(viii)
“Indemnified Party”	Section 9.05
“Indemnifying Party”	Section 9.05
“Independent Accountant”	Section 2.04(c)(iii)
“Insurance Policies”	Section 4.14
“Interim Balance Sheet”	Section 4.05(a)
“Interim Balance Sheet Date”	Section 4.05(a)
“Interim Financial Statements”	Section 4.05(a)
“Liabilities”	Section 4.06(a)
“Material Contracts”	Section 4.08(a)
“Material Customers”	Section 4.13(a)
“Material Suppliers”	Section 4.13(b)
“Multiemployer Plan”	Section 4.18(c)
“Parent”	Preamble
“Permitted Encumbrances”	Section 4.09(a)
“Purchase Price”	Section 2.02
“Qualified Benefit Plan”	Section 4.18(b)
“Receivables”	Section 4.12(a)

Term	Section
“Resolution Period”	Section 2.04(c)(ii)
“Retainage Amount”	Section 4.12(b)
“Review Period”	Section 2.04(c)(i)
“Securities Act”	Section 3.04(a)
“Seller”	Preamble
“Seller Indemnitees”	Section 9.03
“Seller Shares”	Section 3.03
“Shares”	Recitals
“Single Employer Plan”	Section 4.18(d)
“Statement of Objections”	Section 2.04(c)(ii)
“Stockholders”	Preamble
“Straddle Period”	Section 7.04
“Surety Bonds”	Section 4.25(e)
“Tax Claim”	Section 7.05
“Third Party Claim”	Section 9.05(a)
“Uncompleted Contract”	Section 4.05(d)
“Union”	Section 4.19(b)

ARTICLE II
PURCHASE AND SALE

Section 2.01 Purchase and Sale. Subject to the terms and conditions set forth herein, at the Closing, the Seller shall sell to the Buyer, and the Buyer shall purchase from the Seller, the Shares, free and clear of all Encumbrances, for the consideration specified in Section 2.02.

Section 2.02 Purchase Price. The aggregate purchase price for the Shares (the “Purchase Price”) shall consist of:

(a)       $12,400,000, plus the Equipment Purchase Expense (together, the “Closing Cash Purchase Price”), subject to adjustment pursuant to Section 2.04 hereof;

(b)       a promissory note of the Buyer in the principal amount of $3,600,000, bearing interest at 6% per annum and payable on the second anniversary of the Closing Date, substantially in the form of Exhibit C (the “Buyer Note”); and

(c)       an aggregate of 402,259 Parent Shares, free and clear of all Encumbrances (other than restrictions, if any, imposed by Law) (the “Closing Date Stock Consideration”).

Section 2.03 Transactions to be Effected at the Closing.

(a)       At the Closing, the Buyer shall:

(i)       deliver to the Seller: (A) the Closing Date Cash Payment by wire transfer of immediately available funds to an account designated in writing by the Seller to the Buyer no later than five Business Days prior to the Closing Date; (B) certificates representing the Parent Shares constituting the Closing Date Stock Consideration or evidence that such Parent Shares have been issued in book entry form from Continental Stock Transfer & Trust Company, the transfer agent of the Parent, in the name of the Seller; and (C) the Ancillary Documents and all other agreements, documents, instruments or certificates required to be delivered by the Buyer at or prior to the Closing pursuant to Section 8.03 of this Agreement;

(ii)       pay, on behalf of the Company, the Stockholders or the Seller, as applicable, the following amounts: (A) the Estimated Indebtedness to be paid at Closing, by wire transfer of immediately available funds to the accounts and in the amounts specified on the Closing Indebtedness Certificate; and (B) the Estimated Transaction Expenses, by wire transfer of immediately available funds to the accounts and in the amounts specified on the Closing Transaction Expenses Certificate; and

(iii)       deliver to the Escrow Agent: (A) the Escrow Amount by wire transfer of immediately available funds to accounts designated by the Escrow Agent, to be held for the purpose of securing the obligations of the Stockholders and the Seller in Section 7.08 and ARTICLE IX; and (B) the Escrow Agreement.

(b)	At the Closing, the Stockholders and the Seller shall deliver to the Buyer:

(i)       stock certificates evidencing the Shares, free and clear of all Encumbrances, duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly executed in blank, with all required stock transfer tax stamps affixed thereto; and

(ii)       the Ancillary Documents and all other agreements, documents, instruments or certificates required to be delivered by the Stockholders and the Seller at or prior to the Closing pursuant to Section 8.02 of this Agreement.

Section 2.04 Purchase Price Adjustment.

(a)	Closing Adjustment.

(i)       At the Closing, the Closing Cash Purchase Price shall be adjusted in the following manner:

(A)       either (1) an increase by the amount, if any, by which the Estimated Closing Working Capital (as determined in accordance with Section 2.04(a)(ii)) is greater than the Target Working Capital, or (2) a decrease by the amount, if any, by which the Estimated Closing Working Capital is less than the Target Working Capital;

(B)       an increase by Estimated Cash;

(C)       a decrease by the Estimated Indebtedness (including the Estimated Vehicle Lease Obligations Amount);

(D)       a decrease by the Estimated Transaction Expenses; and

(E)       an increase by Estimated Vehicle Lease Obligations Amount.

The net amount after giving effect to the adjustments listed above shall be the “Closing Date Cash Consideration.”

(ii)       At least three Business Days before the Closing, the Stockholders and the Seller shall prepare and deliver to the Buyer a statement (the “Estimated Closing Statement”) setting forth a good faith estimate of (A) Closing Working Capital (the “Estimated Closing Working Capital”), (B) Cash as of the Determination Time (“Estimated Cash”), (C) the outstanding Indebtedness of the Company as of the Determination Time (“Estimated Indebtedness”), (D) the unpaid Transaction Expenses as of the Determination Time (“Estimated Transaction Expenses”), (E) the outstanding amount of Vehicle Lease Obligations as of the Determination Time (the “Estimated Vehicle Lease Obligations Amount”), and (F) the Seller’s calculation of the Closing Date Cash Consideration in accordance with Section 2.04(a)(i) as a result of the estimates described in the foregoing clauses (A) through (E), together with a certificate of the Chief Financial Officer of the Company that the Estimated Closing Statement was prepared in good faith and in accordance with this Agreement and GAAP applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Audited Financial Statements for the most recent fiscal year end as if such Estimated Closing Statement was being prepared and audited as of a fiscal year end. The Seller shall consult the Buyer regarding the preparation of the Estimated Closing Statement, including any estimates of such amounts. Not less than one Business Day prior to Closing, the Buyer shall notify the Seller of its good faith objections, if any, to the Estimated Closing Statement. The Seller shall consider in good faith the Buyer’s objections to the Estimated Closing Statement calculations and shall revise such calculations, if, based on Seller’s good faith assessment of the Buyer’s objections, such changes are warranted, which revised calculations shall become the applicable Estimated Closing Statement.

(b)	Post-Closing Adjustment.

(i)       Within 90 days after the Closing Date, the Buyer shall prepare and deliver to the Seller a statement (the “Closing Statement”) setting forth its calculation of (A) Closing Working Capital, (B) Cash as of the Determination Time (“Closing Cash”), (C) the outstanding Indebtedness of the Company as of the Determination Time (the “Closing Indebtedness”), (D) the unpaid Transaction Expenses as of the Determination Time (the “Closing Transaction Expenses”), (E) the outstanding amount of Vehicle Lease Obligations as of the Determination Time (the “Closing Vehicle Lease Obligations Amount”), and (F) the Final Closing Date Cash Consideration and the amount of adjustments pursuant to Section 2.04(d), if any, in each case calculated in accordance with this Section 2.04(b), all in accordance with GAAP applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Audited Financial Statements for the most recent fiscal year end as if such Closing Statement was being prepared and audited as of a fiscal year end.

(ii)       The “Final Closing Date Cash Consideration” means the Closing Cash Purchase Price adjusted in the following manner: (A) either (1) an increase by the amount, if any, by which the Closing Working Capital is greater than the Target Working Capital, or (2) a decrease by the amount, if any, by which the Closing Working Capital is less than the Target Working Capital; (B) an increase by Closing Cash; (C) a decrease by the Closing Indebtedness (including the Closing Vehicle Lease Obligations Amount); (D) a decrease by the Closing Transaction Expenses; and (E) an increase by the Closing Vehicle Lease Obligations Amount.

(c)	Examination and Review.

(i)       Examination. After receipt of the Closing Statement, the Seller shall have 60 days (the “Review Period”) to review the Closing Statement. During the Review Period, the Seller and Seller’s accountants shall have reasonable access to the books and records of the Company, the personnel of, and work papers prepared by, the Company and the Buyer (or Buyer’s accountants) to the extent that they relate to the Closing Statement and to such historical financial information (to the extent in the Company’s or the Buyer’s possession) relating to the Closing Statement as the Seller may reasonably request for the purpose of reviewing the Closing Statement and to prepare a Statement of Objections (defined below), provided, that such access shall be in a manner that does not interfere with the normal business operations of the Buyer or the Company.

(ii)       Objection. On or prior to the last day of the Review Period, the Seller may object to the Closing Statement by delivering to the Buyer a written statement setting forth the Seller’s objections in reasonable detail, indicating each disputed item or amount and the basis for the Seller’s disagreement therewith (the “Statement of Objections”). If the Seller fails to deliver the Statement of Objections before the expiration of the Review Period, the Closing Statement shall be deemed to have been accepted by the Seller. If the Seller delivers the Statement of Objections before the expiration of the Review Period, the Buyer and the Seller shall negotiate in good faith to resolve such objections within 30 days after the delivery of the Statement of Objections (the “Resolution Period”), and, if the same are so resolved within the Resolution Period, the Closing Statement with such changes as may have been previously agreed in writing by the Buyer and the Seller, shall be final and binding.

(iii)       Resolution of Disputes. If the Seller and the Buyer fail to reach an agreement with respect to all of the matters set forth in the Statement of Objections before expiration of the Resolution Period, then any amounts remaining in dispute (“Disputed Amounts”) shall be submitted for resolution to the office of an impartial nationally recognized firm of independent certified public accountants not currently engaged by any party to this Agreement or any of their respective Affiliates (the “Independent Accountant”) who, acting as experts and not arbitrators, shall resolve the Disputed Amounts only and make any adjustments to the Closing Statement. The parties hereto agree that all adjustments shall be made without regard to materiality. The Independent Accountant shall only decide the specific items under dispute by the parties and their decision for each Disputed Amount must be within the range of values assigned to each such item in the Closing Statement and the Statement of Objections, respectively.

(iv)       Fees of the Independent Accountant. The fees and expenses of the Independent Accountant shall be paid by the Seller and the Stockholders, on the one hand, and by the Buyer, on the other hand, based upon the percentage that the amount actually contested but not awarded to the Seller or the Buyer, respectively, bears to the aggregate amount actually contested by the Seller and the Buyer.

(v)       Determination by Independent Accountant. The Independent Accountant shall make a determination as soon as practicable within 30 days (or such other time as the parties hereto shall agree in writing) after their engagement, and their resolution of the Disputed Amounts and their adjustments to the Closing Statement shall be conclusive and binding upon the parties hereto.

(d)	Payments of Post-Closing Adjustment Amount.

(i)       If the Final Closing Date Cash Consideration exceeds the Closing Date Cash Consideration, within three Business Days after the date on which the Closing Statement is finally determined pursuant to this Section 2.04, the Buyer will pay to the Seller the amount by which the Final Closing Date Cash Consideration exceeds the Closing Date Cash Consideration by wire transfer of immediately available funds to such account as is directed by the Seller.

(ii)       If the Final Closing Date Cash Consideration is less than the Closing Date Cash Consideration, within three Business Days after the date on which the Closing Statement is finally determined pursuant to this Section 2.04, the Stockholders and the Seller shall pay to the Buyer the amount by which the Closing Date Cash Consideration exceeds the Final Closing Date Cash Consideration by wire transfer of immediately available funds to such account as is directed by the Buyer.

(e)       Adjustments for Tax Purposes. Any payments made pursuant to Section 2.04 shall be treated as an adjustment to the Purchase Price by the parties for Tax purposes, unless otherwise required by Law.

Section 2.05 Closing. Subject to the terms and conditions of this Agreement, the purchase and sale of the Shares contemplated hereby shall take place at a closing (the “Closing”) to be held at 10:00 a.m., U.S. Eastern time, on the last Business Day of the month in which the last of the conditions to Closing set forth in ARTICLE VIII have been satisfied or waived (other than conditions which, by their nature, are to be satisfied on the Closing Date), at the offices of the Company, or at such other time or on such other date or at such other place as the Seller and the Buyer may mutually agree upon in writing (the day on which the Closing takes place being the “Closing Date”).

Section 2.06 Withholding Tax. The Buyer and the Company shall be entitled to deduct and withhold from the Purchase Price all Taxes that the Buyer and the Company may be required to deduct and withhold under any provision of Tax Law. All such withheld amounts shall be treated as delivered to the Seller hereunder.

ARTICLE III
Representations and warranties of the stockholderS and the seller

Except as set forth in the correspondingly numbered Section of the Disclosure Letter, each of the Stockholders and the Seller represents and warrants to the Buyer that the statements contained in this ARTICLE III are true and correct as of the date hereof and as of the Closing Date.

Section 3.01 Organization and Authority. The Seller is a corporation duly organized, validly existing and in good standing under the Laws of the state of Ohio. The Seller has full corporate power and authority to enter into this Agreement and the Ancillary Documents to which Seller is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Seller of this Agreement and any Ancillary Document to which the Seller is a party, the performance by the Seller of its obligations hereunder and thereunder, and the consummation by the Seller of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of the Seller. This Agreement has been duly executed and delivered by each of the Seller and the Stockholders, and (assuming due authorization, execution and delivery by the Buyer) this Agreement constitutes a legal, valid and binding obligation of each of the Seller and the Stockholders enforceable against the Seller and the Stockholders, as applicable, in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditor’s rights generally or by general principles of equity (whether applied in a proceeding at law or equity). When each Ancillary Document to which the Seller or the Stockholders is or will be a party has been duly executed and delivered by the Seller or the Stockholders, as applicable, (assuming due authorization, execution and delivery by each other party thereto), such Ancillary Document will constitute a legal and binding obligation of the Seller or the Stockholders, as applicable, enforceable against it in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditor’s rights generally or by general principles of equity (whether applied in a proceeding at law or equity).

Section 3.02 No Conflicts; Consents. The execution, delivery and performance by each of the Seller and the Stockholders of this Agreement and the Ancillary Documents to which it is a party, as applicable, and the consummation of the transactions contemplated hereby and thereby by Seller and Stockholders, do not and will not: (a) conflict with or result in a violation or breach of, or default under, any provision of the certificate of incorporation, by-laws or other organizational documents of the Seller; (b) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to the Seller or the Stockholders; (c) except as set forth in Section 3.02 of the Disclosure Letter, require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel any Contract to which the Seller or the Stockholders is a party or by which the Seller or the Stockholders is bound or to which any of their respective properties and assets are subject (including any Material Contract) or any Permit affecting the properties, assets or business of the Seller; or (d) result in the creation or imposition of any Encumbrance, on any properties or assets of the Seller. No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to the Seller or the Stockholders in connection with the execution and delivery of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby.

Section 3.03 Seller Capitalization. As of the date of this Agreement, the authorized capital stock of the Seller consists of 1,500 shares of common stock, no par value, of which 400 shares are issued and outstanding (the “Seller Shares”). All of the Seller Shares have been duly authorized, are validly issued, fully paid and non-assessable, and are owned of record and beneficially by the Stockholders, free and clear of all Encumbrances. All of the Seller Shares were issued in compliance with applicable Laws. There are no outstanding or authorized options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the capital stock of the Seller or obligating the Stockholders or the Seller to issue or sell any shares of capital stock of, or any other interest in, the Seller. The Seller does not have outstanding or authorized any stock appreciation, phantom stock, profit participation or similar rights. There are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Seller Shares.

Section 3.04 Parent Shares.

(a)       Each of the Stockholders and the Seller has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its participation in the transactions contemplated hereby and acquiring the Parent Shares constituting the Closing Date Stock Consideration. The Seller is acquiring the Parent Shares constituting the Closing Date Stock Consideration for its own account and not with a view toward or for sale in connection with any distribution thereof, or with any present intention of distributing or selling such Parent Shares. The Stockholders and the Seller understands and agrees that such Parent Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act of 1933, as amended (the “Securities Act”), except pursuant to an exemption from such registration available under the Securities Act, and without compliance with state, local and foreign securities Laws, in each case, to the extent applicable. The Stockholders and the Seller understand that the Parent Shares to be issued hereby are characterized as “restricted securities” under the federal securities Laws inasmuch as they are being issued in a transaction not involving a public offering and that under such Laws and applicable regulations such securities may be resold without registration under the Securities Act only in certain limited circumstances. In this connection, each of the Stockholders and the Seller represents that it is knowledgeable with respect to Rule 144 of the U.S. Securities and Exchange Commission promulgated under the Securities Act. Each of the Stockholders and the Seller understand that any certificates evidencing the Parent Shares to be issued hereby, or the book-entry account maintained in respect thereof, will bear an appropriate restrictive legend to the effect of the provisions of this Section 3.04. Each of the Stockholders and the Seller acknowledges that neither the Parent nor the Buyer has any obligation to register or qualify the Parent Shares constituting the Closing Date Stock Consideration for resale.

(b)       Each of the Stockholders and the Seller has been given access to and an opportunity to examine such documents, materials and information concerning the Parent as it deems to be necessary or advisable in order to reach an informed decision as to an investment in the Parent Shares constituting the Closing Date Stock Consideration, has carefully reviewed and understands these materials and has had answered to its full satisfaction any and all questions regarding such information, and is familiar with the business and financial condition and operations of the Parent. Each of the Stockholders and the Seller has received and carefully reviewed the Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, all subsequent public filings of the Parent with the Securities and Exchange Commission, other publicly available information regarding the Parent, and such other information that it and its advisers deem necessary to make its decision to enter into the transaction contemplated by this Agreement. Each of the Stockholders and the Seller has evaluated the merits and risks of the transaction contemplated by this Agreement based exclusively on its own independent review and consultations with such investment, legal, tax, accounting and other advisers as it deemed necessary. Each of the Stockholders and the Seller acknowledges and understands that the Parent and the Buyer may possess material nonpublic information that may impact the value of the Closing Date Stock Consideration (the “Information”) and that the Parent and the Buyer are not disclosing such Information to the Stockholders and the Sellers.

(c)       Each of the Stockholders and the Seller is an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

(d)       Each of the Stockholders and the Seller acknowledges and agrees that all Parent Shares to be issued constituting the Closing Date Stock Consideration shall (and any certificates or book-entry entitlements representing such Parent Shares) be “restricted securities” within the meaning of Rule 144 under the Securities Act and shall bear the following legend to the extent applicable (along with any other legends that may be required under applicable Law):

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “ACT”) AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER THE ACT OR, IN ACCORDANCE WITH RULE 144 UNDER THE ACT, OR UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY AND ITS COUNSEL THAT SUCH REGISTRATION IS NOT REQUIRED.

Section 3.05 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any Ancillary Document based upon arrangements made by or on behalf of the Seller or the Stockholders.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY

Except as set forth in the correspondingly numbered Section of the Disclosure Letter, the Stockholders and the Seller represent and warrant to the Buyer that the statements contained in this ARTICLE IV are true and correct as of the date hereof and as of the Closing Date.

Section 4.01 Organization, Authority and Qualification of the Company. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the state of Ohio and has full corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as is currently conducted. Section 4.01 of the Disclosure Letter sets forth each jurisdiction in which the Company is licensed or qualified to do business, and the Company is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such licensing or qualification necessary, except where such non-qualification would not reasonably be expected to have a Material Adverse Effect. All corporate actions taken by the Company in connection with this Agreement and the Ancillary Documents will be duly authorized on or prior to the Closing.

Section 4.02 Capitalization.

(a) The authorized capital stock of the Company consists of 850 shares of common stock, no par value, of which 277 shares are issued and outstanding and constitute the Shares. All of the Shares have been duly authorized, are validly issued, fully paid and non-assessable, and are owned of record and beneficially by the Seller, free and clear of all Encumbrances. All of the Shares were issued in compliance with applicable Laws. None of the Shares were issued in violation of any agreement, arrangement or commitment to which the Stockholders, the Seller, or the Company is a party or is subject to or in violation of any preemptive or similar rights of any Person. There are no outstanding or authorized options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the capital stock of the Company or obligating the Stockholders, the Seller or the Company to issue or sell any shares of capital stock of, or any other interest in, the Company. The Company does not have outstanding or authorized any stock appreciation, phantom stock, profit participation or similar rights. There are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Shares.

(b) At the Closing, Seller shall transfer to Buyer good and marketable title to the Shares, free and clear of all Encumbrances.

Section 4.03 No Subsidiaries. Except as set forth in Section 4.03 of the Disclosure Letter, the Company does not own, or have any interest in any shares or have an ownership interest in, any other Person.

Section 4.04 No Conflicts; Consents. The execution, delivery and performance by each of the Company, the Seller and the Stockholders of this Agreement and the Ancillary Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby by the Company, the Seller and Stockholders, do not and will not: (a) conflict with or result in a violation or breach of, or default under, any provision of the certificate of incorporation, by-laws or other organizational documents of the Company; (b) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to the Company; (c) except as set forth in Section 4.04 of the Disclosure Letter require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel any Contract to which the Company is a party or by which the Company is bound or to which any of its properties and assets are subject (including any Material Contract) or any Permit affecting the properties, assets or business of the Company; or (d) result in the loss or forfeiture of, or creation or imposition of any Encumbrance other than Permitted Encumbrances on, any properties or assets of the Company. No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to the Company in connection with the execution and delivery of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby.

Section 4.05 Financial Statements.

(a)       Complete copies of the Company’s audited financial statements consisting of the balance sheet of the Company as at December 31 in each of the years 2015, 2016, and 2017 and the related statements of income and retained earnings, stockholder’s equity and cash flow for the years then ended (the “Audited Financial Statements”), and unaudited financial statements consisting of the balance sheet of the Company as at August 31, 2018 and the related statements of income and retained earnings, stockholder’s equity and cash flow for the six- month period then ended (the “Interim Financial Statements” and together with the Audited Financial Statements, the “Financial Statements”) are included in the Disclosure Letter. The Financial Statements have been prepared in good faith in accordance with GAAP applied on a consistent basis throughout the period involved, subject, in the case of the Interim Financial Statements, to normal and recurring year-end adjustments (the effect of which will not be materially adverse) and the absence of notes (that, if presented, would not differ materially from those presented in the Audited Financial Statements). The Financial Statements are based on the books and records of the Company, and fairly present in all material respects the financial condition of the Company as of the respective dates they were prepared and the results of the operations of the Company for the periods indicated. The balance sheet of the Company as of December 31, 2017, is referred to herein as the “Balance Sheet” and the date thereof as the “Balance Sheet Date” and the balance sheet of the Company as of August 31, 2018, is referred to herein as the “Interim Balance Sheet” and the date thereof as the “Interim Balance Sheet Date”.

(b)       With respect to construction contracts only, including fixed price and cost plus a fee contracts, (i) the Financial Statements use the “percentage-of-completion” method for revenue and cost recognition, (ii) the revenues reflected in the Financial Statements have been measured by the relationship of all contract costs incurred to total estimated contract costs, and (iii) the contracts in progress schedules attached to the Audited Financial Statements present fairly and accurately, as of the date of such Audited Financial Statements, all of the uncompleted contracts under which the Company is obligated to provide construction services (each an “Uncompleted Contract”). The Audited Financial Statements present fairly and accurately with respect to each Uncompleted Contract (i) the costs and expenses incurred as of the date of such Audited Financial Statement, as applicable, and (ii) the estimated costs and expenses remaining as of the date of such Audited Financial Statements under such Uncompleted Contract. All costs and expenses with respect to any such Uncompleted Contract required in accordance with GAAP to be recorded on the Audited Financial Statements are listed on the Audited Financial Statements.

Section 4.06 Undisclosed Liabilities.

(a)       The Company has no liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise (“Liabilities”), except (a) those which are adequately reflected or reserved against in the Balance Sheet as of the Balance Sheet Date, (b) those which have been incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date and which are not, individually or in the aggregate, material in amount, and (c) those set forth in Section 4.06(a) of the Disclosure Letter.

(b)       Section 4.06(b) of the Disclosure Letter sets forth a correct and complete list of all Indebtedness, including all Vehicle Lease Obligations, and, with respect to Indebtedness for borrowed money, if any, sets forth the borrower, the original lender and the current holder (if different), the original principal balance, and the outstanding principal and interest as of the date of this Agreement.

Section 4.07 Absence of Certain Changes, Events and Conditions. Except as set forth in Section 4.07 of the Disclosure Letter, since the Balance Sheet Date, other than in the ordinary course of business consistent with past practice, there has not been, with respect to the Company, any:

(a)       event, occurrence or development that has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(b)       amendment of the charter, by-laws or other organizational documents of the Company;

(c)       split, combination or reclassification of any shares of its capital stock;

(d)       issuance, sale or other disposition of any of its capital stock, or grant of any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any of its capital stock;

(e)       declaration or payment of any dividends or distributions on or in respect of any of its capital stock or redemption, purchase or acquisition of its capital stock;

(f)       material change in any method of accounting or accounting practice of the Company, except as required by GAAP or as disclosed in the notes to the Financial Statements;

(g)       material change in the Company’s cash management practices and its policies, practices and procedures with respect to collection of accounts receivable, establishment of reserves for uncollectible accounts, accrual of accounts receivable, inventory control, prepayment of expenses, payment of trade accounts payable, accrual of other expenses, deferral of revenue and acceptance of customer deposits;

(h)       entry into any Contract that would constitute a Material Contract;

(i)       incurrence, assumption or guarantee of any indebtedness for borrowed money except unsecured current obligations and Liabilities incurred in the ordinary course of business consistent with past practice;

(j)       transfer, assignment, sale or other disposition of any of the material assets shown or reflected in the Balance Sheet or cancellation of any debts or entitlements;

(k)       transfer, assignment, or grant of any license or sublicense under or with respect to any Company Intellectual Property or Company IP Agreements;

(l)       abandonment of, lapse of, or failure to maintain in full force and effect any Company IP Registration;

(m)       material damage, destruction or loss (whether or not covered by insurance) to its property;

(n)       any capital investment in, or any loan to, any other Person;

(o)       acceleration, termination, material modification to, or cancellation of any material Contract (including, but not limited to, any Material Contract) to which the Company is a party or by which it is bound;

(p)       any capital expenditures in excess of $25,000;

(q)       imposition of any Encumbrance (except for Permitted Encumbrances) upon any of the Company properties, capital stock or assets, tangible or intangible;

(r)       (i) grant of any bonuses, whether monetary or otherwise, or increase in any wages, salary, severance, pension or other compensation or benefits in respect of its current or former employees, officers, directors, independent contractors or consultants, other than as provided for in any written agreements or required by applicable Law, (ii) change in the terms of employment for any employee, or any termination of any employees, for which employee the aggregate compensation exceeds $100,000, or (iii) action to accelerate the vesting or payment of any compensation or benefit for any current or former employee, officer, director, independent contractor or consultant;

(s)       hiring or promoting any person as or to (as the case may be) an officer, except to fill a vacancy in the ordinary course of business;

(t)       adoption, modification or termination of any: (i) employment, severance, retention or other agreement with any current or former employee, officer, director, independent contractor or consultant, (ii) Benefit Plan or (iii) collective bargaining or other agreement with a Union, in each case whether written or oral, except, in each case, as required by Law;

(u)       any loan to (or forgiveness of any loan to), or entry into any other transaction with, any of its stockholders or current or former directors, officers and employees;

(v)       entry into a new line of business or abandonment or discontinuance of existing lines of business;

(w)       adoption of any plan of merger, consolidation, reorganization, liquidation or dissolution or filing of a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against it under any similar Law;

(x)       purchase, lease or other acquisition of the right to own, use or lease any property or assets for an amount in excess of $15,000, individually (in the case of a lease, per annum) or $50,000 in the aggregate (in the case of a lease, for the entire term of the lease, not including any option term), except for purchases of supplies in the ordinary course of business consistent with past practice;

(y)       acquisition by merger or consolidation with, or by purchase of a substantial portion of the assets or stock of, or by any other manner, any business or any Person or any division thereof;

(z)       action by the Company to make, change or rescind any Tax election, amend any Tax Return or take any position on any Tax Return, take any action, omit to take any action or enter into any other transaction that would have the effect of increasing the Tax liability or reducing any Tax asset of Buyer in respect of any Post-Closing Tax Period; or

(aa) any Contract to do any of the foregoing, or any action or omission that would result in any of the foregoing.

Section 4.08 Material Contracts.

(a)       Section 4.08(a) of the Disclosure Letter lists each of the following Contracts of the Company (such Contracts, together with all Contracts concerning the occupancy, management or operation of any Real Property listed or otherwise disclosed in Section 4.09(b) of the Disclosure Letter and all Company IP Agreements set forth in Section 4.11(b) of the Disclosure Letter, being “Material Contracts”):

(i)       each Contract of the Company involving aggregate consideration in excess of $50,000 and which, in each case, cannot by its terms be cancelled by the Company without penalty or without more than 90 days’ notice;

(ii)       all Contracts that require the Company to purchase its total requirements of any product or service exclusively from a single third party or that contain “take or pay” provisions;

(iii)       except with respect to Contracts entered into in the ordinary course of business, all Contracts that provide for the indemnification by the Company of any Person or the assumption of any Tax, environmental or other Liability of any Person;

(iv)       all Contracts that relate to the acquisition or disposition of any business, a material amount of stock or assets of any other Person or any real property (whether by merger, sale of stock, sale of assets or otherwise);

(v)       all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising Contracts to which the Company is a party;

(vi)       all employment agreements and Contracts with independent contractors or consultants (or similar arrangements) to which the Company is a party and which are not cancellable without material penalty or without more than 30 days’ notice;

(vii)       except for Contracts relating to trade receivables, all Contracts relating to Indebtedness (including, without limitation, guarantees) or Vehicle Lease Obligations;

(viii)       all Contracts with (i) any Governmental Authority (ii) any prime contractor of a Governmental Authority in its capacity as a prime contractor, or (iii) any higher-tier subcontractor of a Governmental Authority in its capacity as a subcontractor, on the other hand, in each case to which the Company is a party (“Government Contracts”);

(ix)       all Contracts that limit or purport to limit the ability of the Company to compete in any line of business or with any Person or in any geographic area or during any period of time;

(x)       any Contracts to which the Company is a party that provide for any joint venture, partnership or similar arrangement by the Company;

(xi)       all Contracts between or among the Company on the one hand and Seller or any Affiliate of Seller (other than the Company) on the other hand; and

(xii)       all collective bargaining agreements or Contracts with any Union to which the Company is a party.

(b)       Each Material Contract is valid and binding on the Company in accordance with its terms and is in full force and effect. None of the Company or, to Company’s Knowledge, any other party thereto is in breach of or default under (or is alleged to be in breach of or default under) in any material respect, or has provided or received any notice of any intention to terminate, any Material Contract. To the Company’s Knowledge, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default under any Material Contract or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit thereunder. Complete and correct copies of each Material Contract (including all modifications, amendments and supplements thereto and waivers thereunder) have been made available to the Buyer.

Section 4.09 Title to Assets; Real Property.

(a)       The Company has good and valid title to, or a valid leasehold interest in, all Real Property and personal property and other assets reflected in the Audited Financial Statements or acquired after the Balance Sheet Date, other than properties and assets sold or otherwise disposed of in the ordinary course of business consistent with past practice since the Balance Sheet Date. All such properties and assets (including leasehold interests) are free and clear of Encumbrances except for the following (collectively referred to as “Permitted Encumbrances”):

(i)       liens for Taxes not yet due and payable;

(ii)       mechanics, carriers’, workmen’s, repairmen’s or other like liens arising or incurred in the ordinary course of business consistent with past practice or amounts that are not delinquent and which are not, individually or in the aggregate, material to the business of the Company;

(iii)       easements, restrictions, rights of way, zoning ordinances and other similar encumbrances affecting Real Property which do not, individually or in the aggregate, impair the Company’s current occupancy and use of the Real Property;

(iv)       other than with respect to owned Real Property, liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business consistent with past practice which are not, individually or in the aggregate, material to the business of the Company; or

(v)        Encumbrances created by, or for the benefit of, Buyer.

(b)       The Company does not own any Real Property. Section 4.09(b) of the Disclosure Letter lists each Lease to which the Company is a party. Seller has delivered or made available to Buyer true, complete and correct copies of any Leases and any amendments thereto to which the Company is a party. The Company is not a sublessor or grantor under any sublease or other instrument granting to any other Person any right to the possession, lease, occupancy or enjoyment of any leased Real Property. The use and operation of the Real Property in the conduct of the Company’s business does not violate in any material respect any Law, covenant, condition, restriction, easement, license, permit or agreement. There are no Actions pending nor, to the Company’s Knowledge, threatened against or affecting the Real Property or any portion thereof or interest therein in the nature or in lieu of condemnation or eminent domain proceedings.

(c)       With respect to each Lease, (i) such Lease is in full force and effect; (ii) such Lease represents the entire agreement between each Landlord and the Company as to the leasing of the applicable Real Property; (iii) to the Knowledge of the Company, there are no existing defenses or offsets, claims or counterclaims which the Company has against the enforcement of such Leases by the Landlord; (iv) no rental has been paid more than one month in advance and no security has been deposited with the Landlord except for the security deposits described in Section 4.09(c) of the Disclosure Letter; (v) there are no existing breaches or defaults by the Company or, to the Company’s Knowledge, the Landlord, under such Lease; (vi) the Company has accepted possession of the applicable Real Property and there are no outstanding Landlord obligations to perform tenant improvements, (vii) the Company has not transferred, assigned, or sublet any portion of the applicable Real Property nor entered into any license or concession agreements with respect thereto, and (viii) there are no past due installments of base rent, building operating costs, or Taxes owing by Company with respect to such Lease.

Section 4.10 Condition and Sufficiency of Assets. Except as set forth on Section 4.10 of the Disclosure Letter, the material tangible assets of the Company as reflected on the Balance Sheet are, in all material respects, in good operating condition and repair, except for ordinary, routine maintenance and repairs that are not material in nature or cost. Except as set forth on Section 4.10 of the Disclosure Letter, the tangible personal property currently owned or leased by the Company are sufficient for the continued conduct of the Company’s business immediately after the Closing in substantially the same manner as conducted prior to the Closing and constitute all of the material rights, property, and assets necessary to conduct the business of the Company as currently conducted.

Section 4.11 Intellectual Property.

(a)       Section 4.11(a) of the Disclosure Letter contains a correct, current, and complete list of all (i) Company IP Registrations, specifying as to each, as applicable: the title, mark, or design; the record owner and inventor(s), if any, and registrant, if applicable; the jurisdiction by or in which it has been issued, registered, or filed; the patent, registration, or application serial number; the issue, registration, or filing date; and the current status; (ii) all unregistered Trademarks included in the Company Intellectual Property; and (iii) all proprietary software of the Company. All required filings and fees related to the Company IP Registrations have been timely filed with and paid to the relevant Governmental Authorities and authorized registrars, and all Company IP Registrations are otherwise in good standing. Seller has provided Buyer with true and complete copies of file histories, documents, certificates, office actions, and correspondence related to all Company IP Registrations.

(b)       Section 4.11(b) of the Disclosure Letter contains a correct, current, and complete list of all Company IP Agreements (other than, to the extent applicable, any commercial-off-the shelf software licensed on a “click-through” or similar basis for the internal use of the Company). Seller has provided Buyer with true and complete copies (or in the case of any oral agreements, a complete and correct written description) of all such Company IP Agreements, including all modifications, amendments and supplements thereto and waivers thereunder. Each Company IP Agreement is valid and binding on the Company in accordance with its terms and is in full force and effect. Neither the Company nor, to the Company’s Knowledge, any other party thereto is, or is alleged to be, in breach of or default under, or has provided or received any notice of breach of, default under, or intention to terminate (including by non-renewal), any Company IP Agreement. Neither the Company nor, to the Company’s knowledge, any other party thereto has exceeded any seat, user or other similar limitation of any Company IP Agreement.

(c)       The Company is the sole and exclusive legal and beneficial, and with respect to the Company IP Registrations, record, owner of all right, title, and interest in and to the Company Intellectual Property, and has the valid and enforceable right to use all other material Intellectual Property used or held for use in or necessary for the conduct of the Company’s business as currently conducted, in each case, free and clear of Encumbrances other than Permitted Encumbrances.

(d)       Neither the execution, delivery or performance of this Agreement by the Company, Seller, and Stockholders, nor the consummation of the transactions contemplated hereunder by the Company, Seller, and Stockholders, will result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, the Company’s right to own or use any Company Intellectual Property or any Intellectual Property subject to any Company IP Agreement.

(e)       All of the Company Intellectual Property is valid and enforceable, and all Company IP Registrations are subsisting and in full force and effect.

(f)       The conduct of the Company’s business as currently and formerly conducted since September 1, 2008, and the services of the Company, do not infringe, misappropriate or otherwise violate and have not infringed, misappropriated, or otherwise violated since September 1, 2008, the Intellectual Property of any Person. To the Company’s Knowledge, no Person is infringing, misappropriating or otherwise violating any Company Intellectual Property.

(g)       There are no Actions pending or, to the Company’s Knowledge, threatened (including in the form of offers to obtain a license), and, to the Company’s Knowledge, there are no facts or circumstances that could reasonably be expected to give rise to any Action: (i) alleging any infringement, misappropriation, or other violation by the Company of the Intellectual Property of any Person; (ii) challenging the validity, enforceability, registrability, patentability, or ownership of any Company Intellectual Property; or (iii) by the Company or any other Person alleging any infringement, misappropriation, or violation by any Person of the Company Intellectual Property. The Company is not subject to any outstanding or, to the Company’s Knowledge, prospective Governmental Order (including any motion or petition therefor) that does or could reasonably be expected to restrict or impair the use of any Company Intellectual Property.

(h)       The computer hardware, servers, networks, platforms, peripherals, data communication lines, and other information technology equipment and related systems that are owned or used by the Company (“Company Systems”) are reasonably sufficient for the current needs of the Company’s business. To the Company’s Knowledge, in the past 36 months, there has been no unauthorized access, use, intrusion, or breach of security, or material failure, breakdown, performance reduction, or other adverse event affecting any Company Systems, that has caused or could reasonably be expected to cause any: (i) substantial disruption of or interruption in or to the use of such Company Systems or the conduct of the Company’s business; (ii) material loss, destruction, damage, or harm of or to the Company or its operations, personnel, property, or other assets; (iii) material liability of any kind to the Company; or (iv) obligation of the part of the Company to notify any Person of the unauthorized access, use, intrusion, or security breach or loss of data. The Company maintains, and in the past 36 months has maintained, commercially reasonable backup and data recovery, disaster recovery, and business continuity plans.

Section 4.12 Accounts Receivable; Retainage; Inventory.

(a)        Except as set forth in Section 4.12(a) of the Disclosure Letter, the accounts receivable (collectively, “Receivables”) reflected on the Interim Balance Sheet and the Receivables arising after the date thereof (i) have arisen from bona fide transactions entered into by the Company involving the sale of goods or the rendering of services in the ordinary course of business consistent with past practice; (ii) constitute only valid and binding obligations of the respective debtors, (iii) are not subject to asserted claims of set-off or, to the Company’s Knowledge, other defenses or counterclaims other than normal cash discounts accrued in the ordinary course of business consistent with past practice, and (iv) subject to the reserve for bad debts shown on the Interim Balance Sheet or, with respect to Receivables arising after the Interim Balance Sheet Date, as reflected in the books and records of the Company, are collectible in full in the ordinary course of business consistent with past practice (except for Receivables that constitute retainage amounts that will be collectible when due under any applicable Contract). The reserve for bad debts shown on the Interim Balance Sheet or, with respect to accounts receivable arising after the Interim Balance Sheet Date, on the accounting records of the Company, has been determined in accordance with GAAP, consistently applied, subject to normal year-end adjustments and the absence of disclosures normally made in footnotes.

(b)       Certain of the Receivables relate to retainage amounts held by the customers of the Company pending completion of the applicable project or development (each, a “Retainage Amount”). Section 4.12(b) of the Disclosure Letter sets forth the Retainage Amount as of the Interim Balance Sheet Date, which has been calculated in accordance with the applicable Contract.

(c)       The inventory reflected on the Financial Statements was acquired and has been maintained, in all material respects, in the ordinary course of business consistent with past practice. Such inventory consists of a quantity, quality and condition usable for its intended purpose in the ordinary course of business consistent with past practice, except for obsolete items or items of below-standard quality, all of which have been written off or written down to net realizable value on the Financial Statements, determined in accordance with GAAP, consistent applied.

Section 4.13 Customers and Suppliers.

(a)       Section 4.13(a) of the Disclosure Letter sets forth (i) a list of the names of the Company’s top twenty (20) customers for the two most recent fiscal years, based on the amount of consideration paid to the Company for goods or services rendered for such periods (collectively, the “Material Customers”); and (ii) the amount of consideration paid by each Material Customer during such periods. The Company has not received any notice that any of its Material Customers intends to terminate or materially reduce its relationship with the Company.

(b)       Section 4.13(b) of the Disclosure Letter sets forth (i) a list of the names of the Company’s top twenty (20) suppliers for the two most recent fiscal years, based on the dollar amount of expenditures by the Company for such periods (collectively, the “Material Suppliers”); and (ii) the dollar amount of expenditures by the Company from each Material Supplier during such periods. No Material Supplier has ceased, and the Company has not received any notice that any of its Material Suppliers intends to cease, to supply goods or services to the Company, and the Company has not received any notice that any of its Material Suppliers intends to otherwise terminate or materially reduce its relationship with the Company.

Section 4.14 Insurance. Section 4.14 of the Disclosure Letter sets forth a true and complete list of all current policies or binders of fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, directors’ and officers’ liability, fiduciary liability and other casualty and property insurance maintained by Seller or its Affiliates (including the Company) which insure the assets, business, operations, employees, officers and directors of the Company (with respect to such employees, officers, and directors, in their capacity as employees, officers, and directors of the Company) (collectively, the “Insurance Policies”) and true and complete copies of such Insurance Policies have been made available to the Buyer. The Insurance Policies are in full force and effect and shall remain in full force and effect immediately following the consummation of the transactions contemplated by this Agreement. Neither the Seller nor any of its Affiliates (including the Company) has received any written notice that there shall hereafter be a cancellation of, premium increase with respect to, or alteration of coverage under, any of such Insurance Policies. Except as set forth in Section 4.14 of the Disclosure Letter, all premiums due on such Insurance Policies have either been paid or, if due and payable prior to Closing, will be paid prior to Closing in accordance with the payment terms of each Insurance Policy. Except as set forth in Section 4.14 of the Disclosure Letter, the Insurance Policies do not provide for any retrospective premium adjustment or other experience-based liability on the part of the Company. All such Insurance Policies (a) are valid and binding in accordance with their terms; (b) to the Company’s Knowledge, are provided by carriers who are financially solvent; and (c) have not been subject to any lapse in coverage. Except as set forth in Section 4.14 of the Disclosure Letter, there are no claims related to the business of the Company pending under any such Insurance Policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights. None of Seller or any of its Affiliates (including the Company) is in default under, or has otherwise failed to comply with, in any material respect, any provision contained in any such Insurance Policy. To the Company’s Knowledge, the Insurance Policies are sufficient for compliance with all applicable Laws and Contracts to which the Company is a party or by which it is bound.

Section 4.15 Legal Proceedings; Governmental Orders.

(a)       Except as set forth in Section 4.15(a) of the Disclosure Letter, there are no Actions pending or, to Company’s Knowledge, threatened (a) against or by the Company affecting any of its properties or assets (or by or against the Seller or any Affiliate thereof and relating to the Company); or (b) against or by the Company, the Seller or any Affiliate of the Seller that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. Except as set forth in Section 4.15(a) of the Disclosure Letter, to the Company’s Knowledge, no event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action.

(b)       There are no outstanding Governmental Orders and no unsatisfied judgments, penalties or awards against or affecting the Company or any of its properties or assets. The Company is in compliance with the terms of each Governmental Order set forth in Section 4.15(b) of the Disclosure Letter. To the Company’s Knowledge, no event has occurred or circumstances exist that may constitute or result in (with or without notice or lapse of time) a violation of any such Governmental Order.

Section 4.16 Compliance With Laws; Permits.

(a)       The Company is and, since September 1, 2008, has been in compliance, in all material respects, with all Laws applicable to it or its business, properties or assets.

(b)       All Permits required for the Company to conduct its business as presently conducted have been obtained by it and are valid and in full force and effect. All fees and charges with respect to such Permits due as of the date hereof have been paid in full. Section 4.16(b) of the Disclosure Letter lists all outstanding Permits issued to the Company, including the names of each Permit and each Permit’s respective date of issuance and expiration. To the Company’s Knowledge, no event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse, or limitation of any Permit set forth in Section 4.16(b) of the Disclosure Letter. During the previous five year period, there has been no revocation, suspension, lapse or limitation of or violation or default under any Permit held by or issued to the Company.

(c)       No agent, Affiliate, employee or other Person acting on behalf of the Company or the Seller (including any Stockholder) has: (i) made, in violation of any Law, any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any Person, private or public, regardless of form, whether in money, property or services (A) to obtain favorable treatment in securing business, (B) to pay for favorable treatment for business secured, (C) to obtain special concessions or for special concessions already obtained or (D) for any other illegal or improper purpose; (ii) established or maintained any fund or asset for the benefit of the Company that has not been recorded in the books and records of the Company; or (iii) violated any Laws prohibiting bribery and corruption, including the U.S. Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§ 78dd-1, et seq., as amended, the General Federal Bribery Statute, 18 U.S.C § 201, and any other applicable equivalent or comparable anti-corruption Laws.

Section 4.17 Environmental Matters.

(a)       Except as disclosed in Section 4.17(a) of the Disclosure Letter, the Company is in compliance, in all material respects, with all Environmental Laws, and has not received from any Person any: (i) Environmental Notice or Environmental Claim; or (ii) any written request for information pursuant to any Environmental Law.

(b)       The Company is not required to obtain or maintain any Environmental Permits in connection with its ownership, lease, operation or use of the business or assets of the Company.

(c)       No real property currently or formerly owned, operated, or leased by the Company is listed on, or has been proposed for listing on, the National Priorities List (or CERCLIS) under CERCLA, or any similar state list.

(d)       Except as set forth in Section 4.17(d) of the Disclosure Letter, there has been no Release of Hazardous Materials that could give rise to liability or responsibility under Environmental Laws with respect to the business or assets of the Company or any real property currently or formerly owned, operated, leased or used by the Company, and neither the Company nor the Seller has received any Environmental Notices that any real property currently or formerly owned, operated, leased, or used in connection with the business of the Company (including soils, soil gas, groundwater, surface water, buildings and other structures located on any such real property) has been contaminated with any Hazardous Material which could reasonably be expected to result in an Environmental Claim against, or a violation of Environmental Laws or terms of any Environmental Permit, by Seller or the Company.

(e)       Section 4.17(e) of the Disclosure Letter contains a complete and accurate list of all off-site Hazardous Materials treatment, storage, or disposal facilities or locations used by the Company and, to the Company’s Knowledge, none of these facilities or locations has been placed or proposed for placement on the National Priorities List (or CERCLIS) under CERCLA, or any similar state list, and the Company has not received any Environmental Notice regarding potential liabilities with respect to such off-site Hazardous Materials treatment, storage, or disposal facilities or locations used by the Company or the Seller.

(f)       The Company has not retained or assumed by contract any liabilities or obligations of third parties under Environmental Law.

(g)       The Seller has provided or otherwise made available to Buyer and listed in Section 4.17(f) of the Disclosure Letter: (i) any and all environmental reports, studies, audits, records, sampling data, site assessments, risk assessments, economic models and other similar documents with respect to the business or assets of the Company or any currently or formerly owned, operated or leased real property of the Company which are in the possession of the Seller or Company, including but not limited to those related to compliance with Environmental Laws, Environmental Claims or an Environmental Notice regarding the Release of Hazardous Materials; and (ii) any and all documents concerning planned or anticipated capital expenditures required to reduce, offset, limit or otherwise control pollution and/or emissions, manage waste or otherwise ensure compliance with current or future Environmental Laws (including, without limitation, costs of remediation, pollution control equipment and operational changes).

Section 4.18 Employee Benefit Matters.

(a)       Section 4.18(a) of the Disclosure Letter contains a true and complete list of each Company Plan. With respect to each Company Plan, Seller has made available to Buyer accurate, current and complete copies of each of the following: (i) where the Company Plan has been reduced to writing, the plan document together with all amendments; (ii) where the Company Plan has not been reduced to writing, a written summary of all material plan terms; (iii) where applicable, copies of any trust agreements or other funding arrangements, custodial agreements, insurance policies and contracts, administration agreements and similar agreements, and investment management or investment advisory agreements, now in effect; (iv) where applicable, copies of any current summary plan descriptions, summaries of material modifications, summaries of benefits and coverage, COBRA communications, employee handbooks and any other material written communications (or a description of any oral communications) relating to any Company Plan; (v) in the case of any Company Plan that is intended to be qualified under Section 401(a) of the Code, a copy of the most recent determination, opinion or advisory letter from the Internal Revenue Service; (vi) in the case of any Company Plan for which a Form 5500 must be filed, a copy of the most recently filed Form 5500, with all corresponding schedules and financial statements attached; (vii) actuarial valuations and reports related to any Company Plans with respect to the two most recently completed plan years; (viii) the most recent nondiscrimination tests performed under the Code; and (ix) copies of material notices, letters or other correspondence from the Internal Revenue Service, Department of Labor, Department of Health and Human Services, Pension Benefit Guaranty Corporation or other Governmental Authority received by the Company in the last three (3) years relating to the Company Plan. The Company has no commitment or obligation and has not made any representations to any employee, officer, director, independent contractor or consultant, whether or not legally binding, to adopt, amend, modify or terminate any Company Plan in connection with the consummation of the transactions contemplated by this Agreement or otherwise.

(b)       Each Company Plan and any related trust has been established, administered and maintained in all material respects in accordance with its terms and in compliance in all material respects with all applicable Laws (including ERISA, the Code and any applicable local Laws). Each Company Plan that is intended to be qualified within the meaning of Section 401(a) of the Code (a “Qualified Benefit Plan”) is so qualified and received a favorable and current determination letter from the Internal Revenue Service with respect to the most recent five year filing cycle, if applicable, or with respect to a prototype or volume submitter plan, can rely on an opinion letter from the Internal Revenue Service to the prototype plan or volume submitter plan sponsor, to the effect that such Qualified Benefit Plan is so qualified and that the plan and the trust related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and, to the Company’s Knowledge, nothing has occurred that could reasonably be expected to adversely affect the qualified status of any Qualified Benefit Plan. To the Company’s Knowledge, nothing has occurred with respect to any Company Plan that has subjected or could reasonably be expected to subject the Company or any of its ERISA Affiliates to a penalty under Section 502 of ERISA or to tax or penalty under Sections 4975 or 4980H of the Code.

(c)       No Company Plan is subject to minimum funding requirements. No Company Plan covering employees of the Company which is a defined benefit plan has an “adjusted funding target attainment percentage,” as defined in Section 436 of the Code, less than 80%. All benefits, contributions and premiums relating to each Company Plan have been timely paid in accordance with the terms of such Company Plan and all applicable Laws and accounting principles, and all benefits accrued under any unfunded Company Plan have been paid, accrued or otherwise adequately reserved to the extent required by, and in accordance with, GAAP.

(d)       With respect to each Company Plan, (i) no Action has been initiated by the Pension Benefit Guaranty Corporation to terminate any such plan or to appoint a trustee for any such plan; (ii) no such plan or the plan of any ERISA Affiliate maintained or contributed to within the last six years is a Single Employer Plan subject to Title IV of ERISA; and (iii) no “reportable event,” as defined in Section 4043 of ERISA, with respect to which the reporting requirement has not been waiver has occurred with respect to any such plan.

(e)       Neither the Company nor any of its ERISA Affiliates has (i) incurred or reasonably expects to incur, either directly or indirectly, any material Liability under Title I or Title IV of ERISA or related provisions of the Code or applicable local Law relating to any Company Plan; (ii) failed to timely pay premiums to the Pension Benefit Guaranty Corporation; (iii) withdrawn from any Company Plan; (iv) engaged in any transaction which would give rise to liability under Section 4069 or Section 4212(c) of ERISA; (v) incurred taxes under Section 4971 of the Code with respect to any Single Employer Plan; or (vi) participated in a multiple employer welfare arrangements (MEWAs).

(f)       Each Company Plan can be amended, terminated or otherwise discontinued after the Closing in accordance with its terms, without material Liabilities to Buyer, the Company or any of their Affiliates other than ordinary administrative expenses typically incurred in a termination event.

(g)       Other than as required under Sections 601 to 608 of ERISA or other applicable Law, no Company Plan provides post-termination or retiree health benefits to any individual for any reason, and neither the Company nor any of its ERISA Affiliates has any Liability to provide post-termination or retiree health benefits to any individual or ever represented, promised or contracted to any individual that such individual would be provided with post-termination or retiree health benefits.

(h)       There is no pending or, to Company’s Knowledge, threatened Action (other than routine claims for benefits) relating to a Company Plan, and no Company Plan has within the three years prior to the date hereof been the subject of an examination or audit by a Governmental Authority or the subject of an application or filing under or is a participant in, an amnesty, voluntary compliance, self-correction or similar program sponsored by any Governmental Authority.

(i)       Each Company Plan that is subject to Section 409A of the Code has been administered in compliance in all material respects with its terms and the operational and documentary requirements of Section 409A of the Code and all applicable regulatory guidance (including notices, rulings and proposed and final regulations) thereunder. The Company does not have any obligation to gross up, indemnify or otherwise reimburse any individual for any excise taxes, interest or penalties incurred pursuant to Section 409A of the Code.

(j)       Except as set forth in Section 4.18(l) of the Disclosure Letter, neither the execution of this Agreement nor any of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional or subsequent events): (i) entitle any current or former director, officer, employee, independent contractor or consultant of the Company to severance pay or any other payment; (ii) accelerate the time of payment, funding or vesting, or increase the amount of compensation (including stock-based compensation) due to any such individual; (iii) limit or restrict the right of the Company to merge, amend, or terminate any Company Plan; (iv) increase the amount payable under or result in any other material obligation pursuant to any Company Plan; (v) result in “excess parachute payments” within the meaning of Section 280G(b) of the Code; or (vi) require a “gross-up” or other payment to any “disqualified individual” within the meaning of Section 280G(c) of the Code. As of the Closing Date, the Seller has made available to the Buyer true and complete copies of any Section 280G calculations prepared (whether or not final) with respect to any disqualified individual in connection with the transactions.

(k)   No Benefit Plan is a “multiple employer plan” within the meaning of Section 413(c) of the Code or a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA).

(l)    Each individual who is classified by the Company as an independent contractor has been properly classified for purposes of participation and benefit accrual under each Benefit Plan.

Section 4.19 Multiemployer Plans.

(a)   Section 4.19(a) of the Disclosure Letter contains a true and complete list of each Benefit Plan that is a Multiemployer Plan. With respect to each Multiemployer Plan, Seller has made available to Buyer a copy of the most recently filed Form 5500, with all corresponding schedules and financial statements attached.

(b)   With respect to each Multiemployer Plan, (i) all contributions required to be paid by the Company or its ERISA Affiliates have been timely paid to the applicable Multiemployer Plan; (ii) neither the Company nor any ERISA Affiliate has received notice of the assessment of any withdrawal Liability under Title IV of ERISA which remains unsatisfied and, to the Knowledge of the Company, nothing has occurred that could reasonably be expected to give rise to an assessment of withdrawal Liability, (iii) there are currently no claims or allegations by Multiemployer Plan administrators or trustees pending or, to the Knowledge of the Company, threatened, against the Company for missed or insufficient contributions and (iv) as of the Closing Date, the Company has provided Buyer with the most recent withdrawal liability estimate related to such Multiemployer Plan actually received by the Company, and (v) except as set forth in Section 4.19(b) of the Disclosure Letter, to the Company’s Knowledge, no Multiemployer Plan is in critical, endangered, or seriously endangered status.

(c)       Neither the Company nor any employee or director thereof have engaged in a prohibited transaction with respect to any Multiemployer Plan and there are no actions with respect to any Multiemployer Plan that are pending or threatened that could reasonably be expected to result in Liability to the Company.

Section 4.20 Employment Matters.

(a)   Section 4.20(a) of the Disclosure Letter contains a list of all persons who are employees, independent contractors or consultants of the Company as of the date hereof, including any employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized, and sets forth for each such individual the following: (i) name; (ii) status as an employee (including whether full or part-time) or independent contractor/consultant; (iii) title or position; (iv) hire or retention date; (v) current annual base compensation rate or contract fee; (vi) commission, bonus or other incentive-based compensation; and (vii) a description of the fringe benefits provided to each such individual as of the date hereof. As of the date hereof, all remuneration and compensation, including wages, commissions, bonuses, fees and other compensation, payable to all employees, independent contractors or consultants of the Company for services performed on or prior to the date hereof have been paid in full, and there are no outstanding agreements, understandings or commitments of the Company with respect to any compensation, commissions, bonuses or fees.

(b)   Except as set forth in Section 4.20(b) of the Disclosure Letter, the Company is not, and has not been for the past five years, a party to, bound by, or negotiating any collective bargaining agreement or other Contract with a union, works council or labor organization (collectively, “Union”), and there is not, and has not been for the past five years, any Union representing or purporting to represent any employee of the Company, and to the Company’s Knowledge, no Union or group of employees is seeking or has sought to organize employees for the purpose of collective bargaining. There has not been in the past five years, nor has there been in the past five year any threat of, any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor disruption or dispute affecting the Company or any of its employees. The Company has no duty to bargain with any Union and will not be bound to any collective bargaining agreement or other Agreement currently being negotiated by a third party with a Union.

(c)   The Company is and, to the Company’s Knowledge, has been in compliance in all material respects with the terms of the collective bargaining agreements and other Contracts listed on Section 4.20(b) of the Disclosure Letter and all applicable Laws pertaining to employment and employment practices to the extent they relate to employees, volunteers, interns, consultants and independent contractors of the Company, including all Laws relating to labor relations, equal employment opportunities, fair employment practices, whistleblower protections, prohibitions on retaliation for protected conduct, pre-hire inquiries of applicants and candidates for employment, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, vacation pay, hours, overtime compensation, child labor, obtaining and using background checks and other consumer reports and investigative consumer reports (as those terms are defined under the Fair Credit Reporting Act and analogous state laws), hiring, promotion, discipline, termination, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence, use of leave benefits, paid sick leave and other paid time off benefits, and unemployment insurance. All individuals characterized and treated by the Company as independent contractors or consultants are properly treated as independent contractors under all applicable Laws. All employees of the Company classified as exempt under the Fair Labor Standards Act and state and local wage and hour laws are properly classified. The Company is in compliance with and has complied with all immigration laws, including Form I-9 requirements and any applicable mandatory E-Verify obligations. There are no Actions against the Company pending, or to the Company’s Knowledge, threatened to be brought or filed, by or with any Governmental Authority or arbitrator in connection with the engagement, employment, termination of employment, termination of engagement or denial of employment or engagement of any current or former applicant, employee, consultant, volunteer, intern or independent contractor of the Company, including, without limitation, any charge, investigation or claim relating to unfair labor practices, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, employee classification, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence, paid sick leave, unemployment insurance or any other employment related matter arising under applicable Laws.

(d)   In the past five years, the Company has not effectuated a “plant closing” or a “mass layoff,” as defined under the WARN Act or analogous state law, and it has no plans to undertake any action that would trigger any notice requirements or other actions by the Company under the WARN Act or analogous state laws.

Section 4.21 Taxes.

(a)   The Seller is, and has been at all times during the past 5 years, a validly electing and qualifying S-corporation within the meaning of Section 1361 and Section 1362 of the Code for U.S. federal, state, and local Tax purposes, and all of its items of income, gain, deduction, loss, and credit therefore pass through to the Stockholders, and none of its assets (or income or deductions) are subject to Tax under Sections 1374 or 1375 of the Code. The Company is a qualified subchapter S subsidiary within the meaning of Section 1361(b) of the Code and for all applicable state and local income Tax purposes and has been an entity disregarded for purposes of federal income Tax.

(b)   Company has timely filed or caused to be timely filed all Tax Returns that are or were required to be filed pursuant to applicable Law. All Tax Returns filed by the Company are true, complete and correct in all respects. Company has paid all Taxes (whether or not shown on any Tax Returns) except such Taxes, if any, which are not yet due and payable.

(c)   The Company has withheld and paid each Tax required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, customer, shareholder or other party, and complied with all information reporting and backup withholding provisions of applicable Law.

(d)   No claim has been made by any taxing authority in any jurisdiction where the Company does not file Tax Returns that it is, or may be, subject to Tax by that jurisdiction.

(e)   No extensions or waivers of statutes of limitations have been given or requested with respect to any Taxes of the Company.

(f)    The amount of the Company’s Liability for unpaid Taxes for all periods ending on or before August 31, 2018 does not, in the aggregate, exceed the amount of accruals for Taxes (excluding reserves for deferred Taxes) reflected on the Financial Statements. The amount of the Company’s Liability for unpaid Taxes for all periods following the end of the recent period covered by the Financial Statements shall not, in the aggregate, exceed the amount of accruals for Taxes (excluding reserves for deferred Taxes) as adjusted for the passage of time in accordance with the past custom and practice of the Company (and which accruals shall not exceed comparable amounts incurred in similar periods in prior years).

(g)   All deficiencies asserted, or assessments made, against the Company as a result of any examinations by any taxing authority have been fully paid.

(h)   The Company is not a party to any Action by any taxing authority. There are no pending or, to the Company’s Knowledge, threatened Actions by any taxing authority.

(i)    Seller has delivered to Buyer copies of all federal, state, local and foreign income, franchise and similar Tax Returns, examination reports, and statements of deficiencies assessed against, or agreed to by, the Company for all Tax periods ending after December 31, 2014.

(j)    There are no Encumbrances for Taxes (other than for current Taxes not yet due and payable) upon the assets of the Company.

(k)   The Company is not a party to, or bound by, any Tax indemnity, Tax sharing or Tax allocation agreement.

(l)    No private letter rulings, technical advice memoranda or similar agreement or rulings have been requested, entered into or issued by any taxing authority with respect to the Company.

(m)  The Company has not been a member of an affiliated, combined, consolidated or unitary Tax group for Tax purposes. Except as set forth in Section 4.21(m) of the Disclosure Letter, the Company has no Liability for Taxes of any Person (other than the Company) under Treasury Regulations Section 1.1502-6 (or any corresponding provision of state, local or foreign Law), as transferee or successor, by contract or otherwise.

(n)   The Company will not be required to include any item of income in, or exclude any item or deduction from, taxable income for any taxable period or portion thereof ending after the Closing Date as a result of:

(i)    any change in a method of accounting under Section 481 of the Code (or any comparable provision of state, local or foreign Tax Laws), or use of an improper method of accounting, for a taxable period ending on or prior to the Closing Date;

(ii)   an installment sale or open transaction occurring on or prior to the Closing Date;

(iii)  a prepaid amount received on or before the Closing Date;

(iv)  any closing agreement under Section 7121 of the Code, or similar provision of state, local or foreign Law; or

(v)   any election under Section 108(i) of the Code.

(o)   Seller is not a “foreign person” as that term is used in Treasury Regulations Section 1.1445-2. The Company is not, nor has it been, a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(a) of the Code.

(p)   The Company has not been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the Code.

(q)   The Company is not, and has not been, a party to, or a promoter of, a “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011-4(b).

(r)    There is currently no limitation on the utilization of net operating losses, capital losses, built-in losses, tax credits or similar items of the Company under Sections 269, 382, 383, 384 or 1502 of the Code and the Treasury Regulations thereunder (and comparable provisions of state, local or foreign Law).

(s)   No property owned by the Company is (i) required to be treated as being owned by another person pursuant to the so-called “safe harbor lease” provisions of former Section 168(f)(8) of the Internal Revenue Code of 1954, as amended, (ii) subject to Section 168(g)(1)(A) of the Code, or (iii) subject to a disqualified leaseback or long-term agreement as defined in Section 467 of the Code.

Section 4.22 Books and Records. The minute books and stock record books of the Company for the period beginning on October 27, 2006, all of which have been made available to the Buyer, are complete and correct in all material respects. At the Closing, all of those books and records will be in the possession of the Company.

Section 4.23 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any other Ancillary Document based upon arrangements made by or on behalf of the Company, the Stockholders or the Seller.

Section 4.24 Affiliate Transactions. Except as set forth in Section 4.24 of the Disclosure Letter, none of the Stockholders and any of their Affiliates, and none of the Seller’s or the Company’s directors, officers or employees, has (a) been involved in any business arrangement or relationship with the Company within the past 12 months, (b) engaged in competition with the Company, or (c) is a party to any Contract with the Company. Except as set forth in Section 4.24 of the Disclosure Letter, none of the Stockholders and any of their Affiliates, and none of the Seller’s or the Company’s directors, officer or employees, owns any asset, tangible or intangible, that is used in the business of the Company.

Section 4.25 Construction Projects; Warranties.

(a)   The Company has caused all of its construction projects to be prosecuted with commercially reasonable diligence in a good and workmanlike manner, in material accordance with the plans and specifications and in material compliance with all Laws applicable to such projects.

(b)   Except as set forth in Section 4.25(b) of the Disclosure Letter, there are no pending, nor to the Company’s Knowledge, threatened, claims under or pursuant to any warranty, whether expressed or implied, on the products or services sold by the Company that are not disclosed or referred to in the Financial Statements and that are not fully reserved against in the Company’s books and records in accordance with GAAP. The Company did not incur any material Liabilities with respect to warranty claims during, or with respect to, the fiscal year ended December 31, 2017 that are not disclosed or referred to in the Financial Statements and that are not fully reserved on the Balance Sheet in accordance with GAAP.

(c)      Except as set forth in Section 4.25(c) of the Disclosure Letter, there is no pending claim against the Company for injury to person or property of employees or any third Persons suffered as a result of the manufacture, sale or distribution of any product or the performance of any service by the Company, including claims arising out of the allegedly defective or unsafe nature of structures or projects built or otherwise worked on by the Company. There is no pending or, to the Company’s Knowledge, threatened investigation by any Governmental Authority of the construction of any structure or projects where services were provided by the Company.

(d)   There are no pending, nor to the Company’s Knowledge, threatened, claims by any subcontractor or supplier of the Company with respect to any pending or completed construction projects that are not disclosed or referred to in the Financial Statements and that are not fully reserved against in the Company’s books and records in accordance with GAAP. The Company did not incur any material Liabilities with respect to any claims by subcontractors or suppliers during, or with respect to, the fiscal year ended December 31, 2017 that are not disclosed or referred to in the Financial Statements and that are not fully reserved on the Balance Sheet in accordance with GAAP.

(e)   The Company has posted all deposits, letters of credit, trust funds, bid bonds, performance bonds, reclamation bonds, surety bonds and all such similar undertakings (collectively, “Surety Bonds”) required to be posted in connection with its operations. Section 4.25(e) of the Disclosure Letter contains a true and complete list of all outstanding Surety Bonds, including the name of each surety and the cost of completion for the project or job secured by such Surety Bond. The Company is in compliance in all material respects with all Surety Bonds.

Section 4.26 Banking Facilities. Section 4.26 of the Disclosure Letter sets forth a true, correct and complete list of: (a) each bank, savings and loan or similar financial institution with or at which the Company has an account or safety deposit box and the account numbers of such accounts and identifying numbers for each such safety deposit box; (b) the names of all Persons authorized to draw on any such account or to have access to any such safety deposit box facility; and (c) any outstanding powers of attorney executed by or on behalf of the Company in connection with such accounts or safety deposit boxes.

Section 4.27 Full Disclosure. To the Company’s Knowledge, no representation or warranty by the Seller or the Stockholders in this Agreement and no statement contained in the Disclosure Letter to this Agreement or any certificate or other document furnished or to be furnished to the Buyer pursuant to this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF BUYER AND PARENT

Each of the Buyer and Parent represents and warrants to the Seller that the statements contained in this ARTICLE V are true and correct as of the date hereof and as of the Closing Date.

Section 5.01 Organization and Authority. The Buyer is a limited liability company duly organized, validly existing and in good standing under the Laws of the state of Delaware. The Parent is a corporation duly organized, validly existing and in good standing under the Laws of the state of Delaware. Each of the Buyer and the Parent has full corporate power and authority to enter into this Agreement and the Ancillary Documents to which the Buyer or Parent, as applicable, is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by each of the Buyer and the Parent of this Agreement and any Ancillary Document to which either of the Buyer or the Parent is a party, the performance by each of the Buyer and the Parent of its respective obligations hereunder and thereunder and the consummation by the Buyer and the Parent of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of the Buyer and the Parent. This Agreement has been duly executed and delivered by each of the Buyer and the Parent, and (assuming due authorization, execution and delivery by the Stockholders, the Company and the Seller) this Agreement constitutes a legal, valid and binding obligation of each of the Buyer and the Parent enforceable against each of the Buyer and the Parent, respectively, in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditor’s rights generally or by general principles of equity (whether applied in a proceeding at law or equity). When each Ancillary Document to which either the Buyer or the Parent is or will be a party has been duly executed and delivered by the Buyer or the Parent, as applicable, (assuming due authorization, execution and delivery by each other party thereto), such Ancillary Document will constitute a legal and binding obligation of the Buyer or the Parent, as applicable, enforceable against it in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditor’s rights generally or by general principles of equity (whether applied in a proceeding at law or equity).

Section 5.02 No Conflicts; Consents. The execution, delivery and performance by each of the Buyer and the Parent of this Agreement and the Ancillary Documents to which either the Buyer or the Parent is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) conflict with or result in a violation or breach of, or default under, any provision of the certificate of incorporation, by-laws or other organizational documents of the Buyer or the Parent; (b) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to the Buyer or the Parent; or (c) require the consent, notice or other action by any Person under any material Contract to which the Buyer or the Parent is a party. No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to the Buyer or the Parent in connection with the execution and delivery of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby, except for a Current Report on Form 8-K with respect to this Agreement and the transactions contemplated hereby and such other consents, approvals, Permits, Governmental Orders, declarations, filings or notices as would not materially delay the completion of the transactions contemplated by this Agreement. No default or event of default exists under the credit agreement dated as of July 20, 2016, as amended to date, to which each of Parent and the Buyer are parties.

Section 5.03 Investment Purpose. The Buyer is acquiring the Shares solely for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof. The Buyer acknowledges that the Shares are not registered under the Securities Act or any state securities laws, and that the Shares may not be transferred or sold except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom and subject to state securities laws and regulations, as applicable.

Section 5.04 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any Ancillary Document based upon arrangements made by or on behalf of the Buyer or the Parent.

Section 5.05 Capitalization.

(a)   The authorized capital stock of Parent consists of 100,000,000 Parent Shares and 1,000,000 shares of preferred stock, $.0001 par value per share. The number of issued and outstanding Parent Shares is as stated in the SEC Reports as of the date(s) stated therein.

(b)   Upon the Closing, the Parent Shares constituting the Closing Date Stock Consideration will be duly authorized, validly issued, fully paid and non-assessable, and shall be issued without violation of any preemptive rights of any third party free and clear of all Encumbrances (other than restrictions, if any, imposed by Law).

Section 5.06 SEC Reports.

(a)   The Parent has filed with the SEC all forms, reports, schedules and other documents under the Exchange Act required to be filed by it with the SEC for the 12 months preceding the date hereof (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein being collectively referred to herein as the “SEC Reports”), and will file all such forms, reports, schedules and other documents required to be filed subsequent to the date of this Agreement through the Closing. As of their respective dates, the SEC Reports (i) were prepared in accordance, in all material respects, with the Exchange Act, as in effect on the date so filed, and (ii) did not, at the time they were filed (or, if amended, as of the date of such amendment), contain any untrue statement of a material fact or omit to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading; provided, that the Parent makes no representation or warranty whatsoever concerning any SEC Report as of any time other than the date or period with respect to which it was filed. The certifications and statements required by (x) Rule 13a-14 under the Exchange Act and (y) 18 U.S.C. § 1350 relating to the SEC Reports are accurate and complete and comply as to form and content with all applicable Law in all material respects.

(b)   Each of the consolidated financial statements included in or incorporated by reference into the SEC Reports was prepared in accordance with (i) GAAP, applied on a consistent basis throughout the periods indicated, and (ii) Regulation S-X or Regulation S-K, as applicable, subject, in the case of the unaudited financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be materially adverse) and the absence of notes (to the extent permitted by Regulation S-X or Regulation S-K, as applicable). Each such financial statement fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of the Parent as of the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein.

Section 5.07 Listing. As of the date of this Agreement, the Parent Shares are listed on The Nasdaq Stock Market. There is no Action pending or, to the Buyer’s knowledge, threatened against the Buyer by The Nasdaq Stock Market with respect to any intention by such entity to prohibit or terminate the listing of the Parent Shares on The Nasdaq Stock Market.

Section 5.08 Legal Proceedings. There are no Actions pending or, to the Buyer’s knowledge, threatened against or by the Buyer or any Affiliate of Buyer that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

Section 5.09 Reliance; Disclaimer. In making its decision to enter into this Agreement, Buyer has relied solely on its own independent investigation of the Company and the Company’s assets, liabilities, and operations, and the express representations and warranties of Seller and the Stockholders made in ARTICLES III and IV of this Agreement (including the related portions of the Disclosure Letter) and, except as expressly set forth in ARTICLES III and IV of this Agreement (including the related portions of the Disclosure Letter), none of Seller or the Stockholders has made any representation or warranty, express or implied, with respect to the Stockholders, the Shares, the Company, or any of the Company’s assets, liabilities, or operations, including without limitation, any projections, estimates, or budgets delivered or made available to Buyer of future revenues, future results of operations, future cash flows, or future financial condition of the Company or the future business and operations of the Company.

ARTICLE VI
COVENANTS

Section 6.01 Conduct of Business Prior to the Closing. From the date hereof until the Closing, except as otherwise provided in this Agreement or consented to in writing by the Buyer (which consent shall not be unreasonably withheld or delayed), the Stockholders and the Seller shall, and shall cause the Company to, (x) conduct the business of the Company in the ordinary course of business consistent with past practice; and (y) use commercially reasonable efforts to maintain and preserve intact the current organization, business and franchise of the Company and to maintain satisfactory relationships with its employees, customers, lenders, suppliers, regulators and others having material business relationships with the Company. Without limiting the foregoing, from the date hereof until the Closing Date, the Stockholders and the Seller shall:

(a)   cause the Company to preserve and maintain all of its Permits;

(b)   cause the Company to pay its debts, Taxes and other obligations when due;

(c)   cause the Company to maintain the properties and material assets owned, operated or used by the Company in the same condition as they were on the date of this Agreement, subject to reasonable wear and tear;

(d)   cause the Company to continue in full force and effect without modification all Insurance Policies, except as required by applicable Law;

(e)   cause the Company to defend and protect its properties and assets from infringement or usurpation;

(f)    cause the Company to perform all of its obligations under all Contracts relating to or affecting its properties, assets or business;

(g)   cause the Company to maintain its books and records in accordance with past practice;

(h)   cause the Company to comply in all material respects with all applicable Laws; and

(i)    cause the Company not to take or permit any action that would cause any of the changes, events or conditions described in Section 4.07 to occur.

Section 6.02 Access to Information. From the date hereof until the Closing, the Stockholders and the Seller shall, and shall cause the Company to, (a) afford the Buyer and its Representatives full and free access to and the right to inspect all of the Real Property, properties, assets, premises, books and records, Contracts and other documents and data related to the Company; (b) furnish the Buyer and its Representatives with such financial, operating and other data and information related to the Company as the Buyer or any of its Representatives may reasonably request; and (c) instruct the Representatives of the Stockholders, the Seller and the Company to cooperate with the Buyer in its investigation of the Company. Any investigation pursuant to this Section 6.02 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of Seller or the Company. No investigation by the Buyer or other information received by the Buyer shall operate as a waiver or otherwise affect any representation, warranty, or agreement given or made by the Stockholders or the Seller in this Agreement.

Section 6.03 No Solicitation of Other Bids.

(a)   The Stockholders shall not, and shall not authorize or permit any of its Affiliates (including the Seller and the Company) or any of its or their Representatives to, directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries regarding an Acquisition Proposal; (ii) enter into discussions or negotiations with, or provide any information to, any Person concerning a possible Acquisition Proposal; or (iii) enter into any agreements or other instruments (whether or not binding) regarding an Acquisition Proposal. Upon execution of this Agreement, the Stockholders shall immediately cease and cause to be terminated, and shall cause its Affiliates (including the Seller and the Company) and all of its and their Representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could lead to, an Acquisition Proposal. For purposes hereof, “Acquisition Proposal” shall mean any inquiry, proposal or offer from any Person (other than the Buyer or any of its Affiliates) concerning (i) a merger, consolidation, liquidation, recapitalization, share exchange or other business combination transaction involving the Company; (ii) the issuance or acquisition of shares of capital stock or other equity securities of the Company; or (iii) the sale, lease, exchange or other disposition of any significant portion of the Company’s properties or assets.

(b)   In addition to the other obligations under this Section 6.03, the Stockholders shall promptly (and in any event within three Business Days after receipt thereof by the Stockholders or their Representatives) advise the Buyer orally and in writing of any Acquisition Proposal, any request for information with respect to any Acquisition Proposal, or any inquiry with respect to or which could reasonably be expected to result in an Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the Person making the same.

(c)   The Stockholders agree that the rights and remedies for noncompliance with this Section 6.03 shall include having such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to the Buyer and that money damages would not provide an adequate remedy to the Buyer.

Section 6.04 Notice of Certain Events.

(a)   From the date hereof until the Closing, the Stockholders shall promptly notify the Buyer in writing of: (i) any fact, circumstance, event or action the existence, occurrence or taking of which (A) has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (B) has resulted in, or could reasonably be expected to result in, any representation or warranty made by the Stockholders or the Seller hereunder not being true and correct or (C) has resulted in, or could reasonably be expected to result in, the failure of any of the conditions set forth in Section 8.02 to be satisfied; (ii) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; (iii) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and (iv) any Actions commenced or, to Company’s Knowledge, threatened against, relating to or involving or otherwise affecting the Stockholders, the Seller or the Company that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 4.15 or that relates to the consummation of the transactions contemplated by this Agreement. The Buyer’s receipt of information pursuant to this Section 6.04 shall not operate as a waiver or otherwise affect any representation, warranty, or agreement given or made by the Stockholders or the Seller in this Agreement (including Section 9.02 and Section 10.01(b)) and shall not be deemed to amend or supplement the Disclosure Letter.

(b)   From the date hereof until the Closing, Buyer shall promptly notify Seller in writing of: (i) any fact, circumstance, event or action the existence, occurrence or taking of which (A) has had, or could reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Parent, (B) has resulted in, or could reasonably be expected to result in, any representation or warranty made by the Buyer hereunder not being true and correct or (C) has resulted in, or could reasonably be expected to result in, the failure of any of the conditions set forth in Section 8.03 to be satisfied; (ii) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; (iii) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and (iv) any Actions commenced or, to Buyer’s knowledge, threatened against, relating to or involving or otherwise affecting Buyer or any Affiliate of Buyer that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 5.08.

Section 6.05 Resignations. The Seller shall deliver to the Buyer written resignations, effective as of the Closing Date, of the officers and directors of the Company requested by the Buyer at least five Business Days prior to the Closing.

Section 6.06 Confidentiality.

(a) From and after the Closing, Seller and Stockholders agree to maintain the confidentiality of, and refrain from using or disclosing to any Person, all Confidential Information, except to the extent disclosure of any such information is required by Law or is required in connection with any claims, disputes, or Actions against Buyer. For purposes of this Agreement, “Confidential Information” shall mean the information regarding the Company which: (i) was used by the Company in the operation of its business and was proprietary to, about, or created by the Company for use in the operation of its business; (ii) is used by the Company in the operation of its business as of the date of this Agreement and is proprietary to, about, or created by the Company for use in the operation of its business; (iii) is designated and/or, in fact, treated as confidential by the Company; or (iv) is not generally known by any non-Company officer, director, or employee. Confidential Information shall cease to be such when it is in the public domain through no wrongful act on the part of any Stockholder or Seller or any of their respective Affiliates or Representatives. Notwithstanding the foregoing, the Seller and the Stockholders shall be permitted to make disclosures concerning the Confidential Information following Closing, (x) in connection with any Tax Returns filed by Seller or such Stockholder or any of their respective Affiliates, and (y) during the course of pursuing or defending indemnification claims (or the matters underlying such indemnification claims) or in connection with any dispute between Buyer, on the one hand, and the Seller and Stockholders (or any of them), on the other hand.

(b) If Seller or any Stockholder or any of their respective Affiliates (other than the Company) is required by interrogatories, requests for information or documents, subpoenas or similar processes to disclose any Confidential Information, such Person shall provide Buyer with prompt prior written notice of such request or requirement so that Buyer may seek an appropriate protective order (and if Buyer seeks such an order, each Stockholder and Seller will, and will cause their respective representatives to, provide such cooperation, at the expense of Buyer, as Buyer shall reasonably request). If, in the absence of a protective order, any Stockholder, Seller or their respective Representative(s) is nonetheless required to disclose Confidential Information, such Stockholder, Seller or Representative(s), as the case may be: (i) may, and will cause each of their respective Representatives to, disclose only that portion of the Confidential Information that they are legally compelled to disclose; and (ii) shall, and shall cause each of their respective representatives to, at the request of Buyer, use commercially reasonable efforts, at the expense of Buyer, to obtain assurance that confidential treatment will be accorded to such Confidential Information.

(c) That certain Confidentiality and Non-Disclosure Agreement, dated November 13, 2017, by and between Buyer and Company, as extended by that certain letter of intent dated April 13, 2018, shall remain in effect from and after the date hereof until Closing, at which point such Confidentiality and Non-Disclosure Agreement shall be terminated in its entirety upon the consummation of the Closing.

Section 6.07 Non-Competition; Non-Solicitation.

(a)       During the Restricted Period, Dunbar and the Seller shall not, and shall not permit any of their respective Affiliates to, directly or indirectly, (i) engage in or assist others in engaging in the Restricted Business in the Territory; (ii) have an interest in any Person that engages directly or indirectly in the Restricted Business in the Territory in any capacity, including as a partner, shareholder, member, employee, principal, agent, trustee or consultant; or (iii) intentionally interfere with the business relationships (whether formed prior to or after the date of this Agreement) between the Company and customers or suppliers of the Company. Notwithstanding the foregoing,

(i)       Dunbar may own, directly or indirectly, solely as an investment, securities of any Person engaged in a Restricted Business that is traded on any national securities exchange if such Stockholder is not a controlling Person of, or a member of a group which controls, such Person and does not, directly or indirectly, own 2% or more of any class of securities of such Person;

(ii)       Dunbar may engage in a Restricted Business in any of Cuyahoga, Lorain, Medina, Summit, Lake, Geauga, or Erie Counties, Ohio, if Dunbar (A) is not a controlling Person of, or a member of a group which controls, a Person engaged in the Restricted Business and (B) owns, directly or indirectly, less than 10% of the outstanding voting securities of the Person engaged in the Restricted Business; and

(iii)       Dunbar may participate as a director or advisory board member of a Person engaged in the Restricted Business in any of Cuyahoga, Lorain, Medina, Summit, Lake, Geauga, or Erie Counties, Ohio, if Dunbar is not a controlling Person of, or a member of a group which controls, such Person engaged in the Restricted Business.

(b)       During the Corogin Restricted Period, Corogin shall not, and shall not permit any of his Affiliates (including for purposes of this Section 6.07(b), the Lake Erie Companies) to, directly or indirectly, (i) engage in or assist others in engaging in the Restricted Business in the Territory; (ii) have an interest in any Person that engages directly or indirectly in the Restricted Business in the Territory in any capacity, including as a partner, shareholder, member, employee, principal, agent, trustee or consultant; or (iii) intentionally interfere with the business relationships (in existence as of the date of this Agreement) between the Company and customers or suppliers of the Company. Notwithstanding the foregoing,

(i)       Corogin may own, directly or indirectly, solely as an investment, securities of any Person engaged in a Restricted Business that is traded on any national securities exchange if Corogin is not a controlling Person of, or a member of a group which controls, such Person and does not, directly or indirectly, own 2% or more of any class of securities of such Person;

(ii)       Corogin may engage in a Restricted Business in any of Cuyahoga, Lorain, Medina, Summit, Lake, Geauga, or Erie Counties, Ohio, if Corogin (A) is not a controlling Person of, or a member of a group which controls, a Person engaged in the Restricted Business and (B) owns, directly or indirectly, less than 10% of the outstanding voting securities of the Person engaged in the Restricted Business;

(iii)       Corogin may participate as a director or advisory board member of a Person engaged in the Restricted Business in any of Cuyahoga, Lorain, Medina, Summit, Lake, Geauga, or Erie Counties, Ohio, if Corogin is not a controlling Person of, or a member of a group which controls, such Person engaged in the Restricted Business;

(iv)       the Lake Erie Companies may directly own an interest in a joint venture with a Person engaged in the Restricted Business provided that no Lake Erie Company engages or participates directly in the Restricted Business pursuant to such ownership.

(v)       Following the end of year two of the Corogin Restricted Period, the limitations under this Section 6.07 applicable to Corogin for the remaining Corogin Restricted Period shall not apply to the Lake Erie Companies.

(c)       During the Nonsolicitation Period, Dunbar and the Seller shall not, and shall not permit any of their respective Affiliates to, directly or indirectly, hire or solicit any employee of the Company or hire any such employee who has left such employment (except for any employee who was previously terminated by the Company or the Buyer, to whom this Section 6.07(c) shall not apply), except pursuant to a general solicitation which is not directed specifically to any such employees.

(d)       During the Corogin Nonsolicitation Period, Corogin shall not, and shall not permit any of his Affiliates (including for the purposes of this Section 6.07(d), the Lake Erie Companies) to, directly or indirectly, hire or solicit any employee of the Company or hire any such employee who has left such employment (except for any employee who was previously terminated by the Company or the Buyer, to whom this Section 6.07(b) shall not apply), except pursuant to a general solicitation which is not directed specifically to any such employees.

(e)       During the Restricted Period, Dunbar and the Seller shall not, and shall not permit any of their respective Affiliates to, directly or indirectly, solicit or entice, or attempt to solicit or entice, any clients or customers of the Company for purposes of diverting their business or services from the Company. During the Corogin Restricted Period, Corogin shall not, and shall not permit any of his Affiliates (including for purposes of this Section 6.07(e), the Lake Erie Companies) to, directly or indirectly, solicit or entice, or attempt to solicit or entice, any clients or customers of the Company for purposes of diverting their business or services from the Company related to the Restricted Business.

(f)       Each of the Stockholders and the Seller acknowledges that a breach or threatened breach of this Section 6.07 would give rise to irreparable harm to the Buyer, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by the Stockholders or the Seller of any such obligations, the Buyer shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

(g)       Each of the Stockholders and the Seller acknowledges that the restrictions contained in this Section 6.07 are reasonable and necessary to protect the legitimate interests of the Buyer and constitute a material inducement to the Buyer to enter into this Agreement and consummate the transactions contemplated by this Agreement. In the event that any covenant contained in this Section 6.07 should ever be adjudicated to exceed the time, geographic, product or service, or other limitations permitted by applicable Law in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic, product or service, or other limitations permitted by applicable Law. The covenants contained in this Section 6.07 and each provision hereof are severable and distinct covenants and provisions. The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction.

Section 6.08 Governmental Approvals and Consents.

(a)       Each party hereto shall, as promptly as possible, (i) make, or cause or be made, all filings and submissions required under any Law applicable to such party or any of its Affiliates; and (ii) use commercially reasonable efforts to obtain, or cause to be obtained, all consents, authorizations, orders and approvals from all Governmental Authorities, in each case, that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement and the Ancillary Documents. Each party shall reasonably cooperate with the other party and its Affiliates in promptly seeking to obtain all such consents, authorizations, orders and approvals. The parties hereto shall not willfully take any action that will have the effect of delaying, impairing or impeding the receipt of any required consents, authorizations, orders and approvals.

(b)       Seller and Buyer shall use commercially reasonable efforts to give all notices to, and obtain all consents from, all third parties that are described in Section 4.04 of the Disclosure Letter.

(c)       If any consent, approval or authorization necessary to preserve any right or benefit under any Contract to which the Company is a party is not obtained prior to the Closing, the Stockholders and the Seller shall, subsequent to the Closing, cooperate with the Buyer and the Company in attempting to obtain such consent, approval or authorization as promptly thereafter as practicable.

Section 6.09 Books and Records.

(a)       In order to facilitate the resolution of any claims made against or incurred by the Stockholders prior to the Closing, or for any other reasonable purpose, for a period of seven years after the Closing, the Buyer shall (i) retain the books and records (including personnel files) of the Company relating to periods prior to the Closing in a manner reasonably consistent with the prior practices of the Company; and (ii) upon reasonable notice, afford the Representatives of the Stockholders reasonable access (including the right to make, at the Stockholders’ expense, photocopies), during normal business hours, to such books and records; provided, however, that any books and records related to Tax matters shall be retained pursuant to the periods set forth in ARTICLE VII.

(b)       In order to facilitate the resolution of any claims made by or against or incurred by the Buyer or the Company after the Closing, or for any other reasonable purpose, for a period of seven years following the Closing, the Stockholders and the Seller shall: (i) retain the books and records (including personnel files) of the Stockholders and the Seller which relate to the Company and its operations for periods prior to the Closing; and (ii) upon reasonable notice, afford the Representatives of the Buyer or the Company reasonable access (including the right to make, at the Buyer’s expense, photocopies), during normal business hours, to such books and records; provided, however, that any books and records related to Tax matters shall be retained pursuant to the periods set forth in ARTICLE VII.

(c)       Neither the Buyer nor the Stockholders shall be obligated to provide the other party with access to any books or records (including personnel files) pursuant to this Section 6.09 where such access would violate any Law.

Section 6.10 Closing Conditions. From the date hereof until the Closing, each party hereto shall, and the Stockholders and the Seller shall cause the Company to, use commercially reasonable efforts to take such actions as are necessary to expeditiously satisfy the closing conditions set forth in ARTICLE VIII hereof.

Section 6.11 Public Announcements. Unless otherwise required by applicable Law or stock exchange requirements (based upon the reasonable advice of counsel), no party to this Agreement shall make any public announcements in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without the prior written consent of the other party (which consent shall not be unreasonably withheld or delayed), and, except as set forth below in Section 6.13(b), the parties shall cooperate as to the timing and contents of any such announcement (regardless of whether or not this Section 6.11 requires the other party’s prior written consent to such announcement or communication).

Section 6.12 Further Assurances. Following the Closing, each of the parties hereto shall, and shall cause their respective Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement.

Section 6.13 SEC Filings; Financial Statements; Rule 144.

(a)       As promptly as practicable, the Parent shall prepare and file a Current Report on Form 8-K to report the execution of this Agreement, and the Parent shall reasonably consider any comments of the Seller provided in advance of filing of such Form 8-K.

(b)        At least five days prior to Closing, the Parent shall prepare a Current Report on Form 8-K in connection with and announcing the Closing, together with, or incorporating by reference, such information that may be required to be disclosed with respect to the transaction contemplated by this Agreement in any report or form to be filed with the SEC, and the Parent shall reasonably consider any comments of the Seller provided in advance of filing of such Form 8-K.

(c)        The Seller shall use its commercially reasonable efforts to prepare, or assist the Parent in causing to be prepared, as promptly as practicable, and in any event no later than 75 days following the Closing Date, any financial statements of the Company that the Parent is required to file pursuant to Form 8-K, Rule 3-05 or Article 11 of Regulation S-X under the Exchange Act or pursuant to the Securities Act, and shall use its commercially reasonable efforts to obtain the consents of the Company’s auditor with respect thereto as may be required by applicable Law, all in a form reasonably acceptable to the Parent for the Parent to satisfy its reporting obligations under applicable Law, a securities exchange, a securities market or a self-regulatory agency (including financial reporting obligations and filing of financial statements related thereto).

(d)       If, prior to Closing, the Company or the Company’s auditors identify any material weaknesses (or a series of control deficiencies that collectively are deemed to constitute a material weakness) in the effectiveness of the Company’s internal control over financial reporting, then the Company shall promptly notify the Parent thereof and use its commercially reasonable efforts to rectify such material weakness or series of control deficiencies, as the case may be.

(e)       With a view to making available to the Seller the benefits of SEC Rule 144 and any other SEC rule or regulation that may at any time permit the Seller to sell Parent Shares constituting the Closing Date Stock Consideration to the public without registration, the Parent shall use commercially reasonable efforts: (a) to make and keep available adequate current public information, as those terms are understood and defined in SEC Rule 144, and (b) file with the SEC in a timely manner all reports and other documents required of it under the Securities Act and the Exchange Act. The Parent shall not, under any circumstances, be required to register the Parent Shares constituting the Closing Date Stock Consideration under the Securities Act.

Section 6.14 Financing and Cooperation.

(a)       Prior to the Closing, the Seller shall, and shall cause the Company to, use their commercially reasonable efforts to provide all cooperation reasonably requested by the Buyer in connection with the arrangement of financing desired by Buyer to pay the Closing Cash Purchase Price and consummate the transactions contemplated by this Agreement (the “Financing”), including:

(i) furnishing the Buyer and its financing sources as promptly as practicable with such financial and other pertinent information regarding the Company as are reasonably requested by the Buyer or its financing sources to consummate the Financing and customary to be included in marketing materials for financings similar to the Financing or necessary to confirm compliance with the terms of the documents governing the Financing (all such information in this clause (i), the “Required Information”); provided that the Required Information shall not include, and the Buyer shall be responsible for, any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments desired to be incorporated into any information used in connection with the Financing;

(ii) participating in a reasonable number of meetings, presentations, due diligence sessions and drafting sessions in connection with the Financing, and assisting with the preparation of materials for presentations, bank information memoranda and similar documents required in connection with the Financing;

(iii) using commercially reasonable efforts to assist Buyer in Buyer obtaining any applicable consents or legal opinions reasonably required by the Buyer as necessary and customary for financings similar to the Financing;

(iv) using commercially reasonable efforts to assist in the preparation of any customary confidential information memorandum for the Financing and other customary marketing materials to be used in connection with the Financing;

(v) consulting with the Buyer in connection with the negotiation of such definitive financing documents and agreements and such other customary documents as may be reasonably requested by the Buyer, provided no such document shall be operative until the Closing;

(vi) facilitating the pledging of collateral, provided that no pledge shall be operative until the Closing;

(vii) permitting the financing sources to evaluate and assess the assets of the Company for the purpose of establishing collateral arrangements and determining collateral values, to the extent customary and reasonable;

(viii) obtaining customary payoff letters and customary instruments of discharge and termination of all Indebtedness and Encumbrances, as reasonably requested by the Buyer, which shall not be operative until the Closing;

(ix) facilitating the production of any due diligence items that the Buyer’s financing sources may reasonably request; and

(x) at least three Business Days prior to the Closing Date, providing all documentation and other information about the Company as is reasonably requested by the Buyer’s financing sources for the Financing with respect to applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act (provided that the request by Buyer for such information is received by the Company at least ten Business Days prior to the Closing Date); provided, in each case, that the Company shall not be required to enter into any agreement that is not contingent upon the Closing.

(b)        Notwithstanding the foregoing, (i) neither the Seller nor the Company shall be required to pass resolutions or consents to approve or authorize the execution of the Financing; (ii) no obligation of the Seller or the Company undertaken or under any certificate, document or instrument executed pursuant to the foregoing shall be effective until the Closing; (iii) none of the Seller or the Company shall be required to pay any commitment or other similar fee or incur any other cost or expense that is not simultaneously reimbursed by the Buyer in connection with the Financing prior to the Closing; and (iv) none of the Seller or the Company shall be required to cooperate pursuant to this Section 6.14 in any manner that would unreasonably interfere with the ongoing operations of the Seller or the Company.

Section 6.15 Listing of Parent Shares. Prior to the Closing, the Parent shall use commercially reasonable efforts to obtain all regulatory approvals needed to ensure that the Parent Shares to be issued to the Seller as Closing Date Stock Consideration shall be approved for listing on The Nasdaq Stock Market, subject to official notice of issuance.

Section 6.16 Arrangement for Repayment of Indebtedness. Prior to the Closing, the Stockholders and the Seller shall obtain payoff letters and Encumbrance releases (that will be filed contemporaneously with or promptly after the Closing) of all collateral related to all of the Indebtedness (including any Indebtedness to any Stockholders) and make arrangements for the termination of any guarantees and/or estoppel letters with respect to all such Indebtedness contemporaneous with the Closing out of the Closing Cash Purchase Price as contemplated in Section 2.03, in a form reasonably satisfactory to the Buyer, such that the Buyer can repay such Indebtedness contemporaneous with the Closing out of the Closing Cash Purchase Price. The Stockholders and the Seller will provide all required applicable advance notices required in connection with its intention to repay all outstanding Indebtedness and to terminate the commitments thereunder as of the anticipated Closing Date.

Section 6.17 Name Change. At or prior to the Closing, the Stockholders and the Seller shall either (a) dissolve Dunbar Services, Inc., or (b) change the corporate name and any similar fictitious names of Dunbar Services, Inc. in a manner reasonably satisfactory to the Buyer. From and after the Closing, the Stockholders and the Seller shall cease, and will cause its Affiliates to cease, the use of the Dunbar Services, Inc. name.

Section 6.18 Bonuses. Prior to the Closing, the Stockholders and the Seller shall cause the Company to pay to its employees all bonus amounts earned through the Closing Date for the current fiscal year of the Company (the “Bonus Pool”) under the Company’s Profit Sharing and Incentive Compensation Plan (the “Plan”) and shall have provided documentation reflecting such payment reasonably satisfactory to Buyer. The Bonus Pool shall be calculated by the Company (a) based on the Company’s return of invested capital (as described in the Plan) from January 1, 2018 through the Closing Date, and (b) consistent with the calculation of the Bonus Pool as of July 31, 2018 as set forth in Exhibit H.

Section 6.19 Certain Bonds.

(a)       On or immediately following the Closing Date, pursuant to Section Twenty-Third of that certain Agreement of Indemnity (“Indemnity Agreement”), dated February 8, 2007, by and among the Company, Seller, and Westfield Insurance Company, Westfield National Insurance Company, and Ohio Farmers Insurance Company, Seller will deliver to the Surety (as defined in the Indemnity Agreement) a written notice of termination of the Indemnity Agreement with respect to Seller. From and after the Closing Date, neither Buyer nor the Company shall request nor permit the Surety (as defined in the Indemnity Agreement) to execute bonds for or on behalf of the Company for which Seller could be subject to liability under the Indemnity Agreement.

(b)       Following the execution of this Agreement and, if necessary, continuing after the Closing, Buyer shall use its best efforts to have its surety provider furnish bonds (each, a “Substitute Bond”), in form and substance acceptable to the respective obligees thereof, in full substitution for those bonds issued for and on behalf of the Company listed on Schedule 8.03(i) (each, an “Existing Bond”), and Seller shall reasonably assist and cooperate in such efforts as requested by Buyer. Prior to Closing, Buyer shall provide written notice to Seller identifying those Existing Bonds for which the respective obligee has approved the Substitute Bond and the Company shall deliver notice of termination of the applicable Existing Bonds to its surety provider on or immediately following Closing. If such approval with respect to any Substitute Bond is received following Closing, the Company shall immediately thereafter deliver notice of termination of the applicable Existing Bond to its surety provider and deliver a copy of such notice to Seller.

(c)       Following the Closing Date, to the extent that the Company receives a premium reimbursement in connection with the replacement or substitution of the Existing Bonds pursuant to Section 6.19(b), then the Buyer will cause the Company to pay such amounts to the Seller; provided, however, that such amount shall be reduced to the extent that such amount was taken into account in the determination of Closing Working Capital.

Section 6.20 Vadxx. On or prior to the Closing, the Stockholders and the Seller shall cause (a) the Company to assign to the Seller all rights of the Company with respect to the project known as the B2 Plant Expansion (Dunbar Job No. 17D522GT) pursuant to which the Company performed certain work under agreements with Vadxx Energy, LLC (the “Vadxx Project”), including without limitation the Affidavit for Mechanic’s Lien, dated September 15, 2017, and recorded in Cuyahoga County’s Recorder’s Office on September 25, 2017 as Instrument No. 56328640, and (b) the Seller to assume all Liabilities of the Company with respect to the Vadxx Project.

Section 6.21 Dunbar Agreement. At or prior to the Closing, the Company and Dunbar shall enter into the agreement in substantially the form of Exhibit I.

ARTICLE VII
TAX MATTERS

Section 7.01 Tax Covenants.

(a)       Seller shall cause to be timely prepared and filed all income Tax Returns of the Seller, and shall cause to be timely prepared and filed all Tax Returns required to be filed by the Company up until Closing. Without the prior written consent of the Buyer, the Stockholders and the Seller (and, prior to the Closing, the Company, its Affiliates and their respective Representatives) shall not, to the extent it may affect, or relate to, the Company, make, change or rescind any Tax election, amend any Tax Return or take any position on any Tax Return, take any action, omit to take any action or enter into any other transaction that would have the effect of increasing the Tax liability or reducing any Tax asset of the Buyer or the Company in respect of any Post-Closing Tax Period. The Stockholders and the Seller agree that the Buyer is to have no liability for any Tax resulting from any action of Stockholders, the Seller, the Company (with respect to actions of the Company prior to the Closing Date only), their Affiliates or any of their respective Representatives.

(b)       Neither the Stockholders nor the Seller shall revoke Seller’s election to be taxed as an S Corporation within the meaning of Section 1361 or Section 1362 of the Code, nor shall any of the Stockholders, the Seller, or the Company take any action to revoke the Company’s status as a qualified subchapter S subsidiary within the meaning of Section 1361(b) of the Code.

(c)       All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the Ancillary Documents shall be borne and paid by the Stockholders and the Seller when due. The Stockholders and the Seller shall, at their own expense, timely file any Tax Return or other document with respect to such Taxes or fees (and the Buyer shall cooperate with respect thereto as necessary).

(d)       The Seller shall prepare, or cause to be prepared, all state income Tax Returns required to be filed by the Company after the Closing Date with respect to a Pre-Closing Tax Period, and the Buyer shall prepare, or cause to be prepared, all other Tax Returns required to be filed by the Company after the Closing Date with respect to a Pre-Closing Tax Period. Any such Tax Return shall be prepared in a manner consistent with past practice (unless otherwise required by Law) and without a change of any election or any accounting method and shall be submitted by the Buyer to the Seller (together with schedules, statements and, to the extent reasonably requested by the Seller, supporting documentation) at least 45 days prior to the due date (including extensions) of such Tax Return. If the Seller objects to any item on any such Tax Return, it shall, within ten days after delivery of such Tax Return, notify the Buyer in writing that it so objects, specifying with particularity any such item and stating the specific factual or legal basis for any such objection. If a notice of objection shall be duly delivered, the Buyer and the Seller shall negotiate in good faith and use their reasonable best efforts to resolve such items. If the Buyer and the Seller are unable to reach such agreement within ten days after receipt by the Buyer of such notice, the disputed items shall be resolved by the Independent Accountant and any determination by the Independent Accountant shall be final. The Independent Accountant shall resolve any disputed items within 20 days of having the item referred to it pursuant to such procedures as it may require. If the Independent Accountant is unable to resolve any disputed items before the due date for such Tax Return, the Tax Return shall be filed as prepared by the Buyer and then amended to reflect the Independent Accountant’s resolution. The costs, fees and expenses of the Independent Accountant shall be borne equally by the Buyer, on the one hand, and the Stockholders and the Seller, on the other hand. The preparation and filing of any Tax Return of the Company that does not relate to a Pre-Closing Tax Period shall be exclusively within the control of the Buyer.

Section 7.02 Termination of Existing Tax Sharing Agreements. Any and all existing Tax sharing agreements (whether written or not) binding upon the Company shall be terminated as of the Closing Date. After such date none of the Company, the Stockholders, the Seller or any of Seller’s Affiliates and their respective Representatives shall have any further rights or liabilities thereunder.

Section 7.03 Tax Indemnification. Except to the extent specifically treated as a liability in the calculation of Closing Working Capital, the Stockholders and the Seller shall indemnify the Company, the Buyer, and each Buyer Indemnitee and hold them harmless from and against (a) any Loss attributable to any breach of or inaccuracy in any representation or warranty made in Section 4.20; (b) any Loss attributable to any breach or violation of, or failure to fully perform, any covenant, agreement, undertaking or obligation in this ARTICLE VII; (c) all Taxes of the Company or relating to the business of the Company for all Pre-Closing Tax Periods; (d) all Taxes of any member of an affiliated, consolidated, combined or unitary group of which the Company (or any predecessor of the Company) is or was a member on or prior to the Closing Date by reason of a liability under Treasury Regulation Section 1.1502-6 or any comparable provisions of foreign, state or local Law; and (e) any and all Taxes of any Person imposed on the Company arising under the principles of transferee or successor liability or by contract, relating to an event or transaction occurring before the Closing Date, in each of (c), (d), and (e) above, together with any reasonable out-of-pocket fees and expenses (including attorneys’ and accountants’ fees) incurred in connection therewith.

Section 7.04 Straddle Period. In the case of Taxes that are payable with respect to a taxable period that begins before and ends after the Closing Date (each such period, a “Straddle Period”), the portion of any such Taxes that are treated as Pre-Closing Taxes for purposes of this Agreement shall be:

(a)       in the case of Taxes (i) based upon, or related to, income, receipts, profits, wages, capital or net worth, (ii) imposed in connection with the sale, transfer or assignment of property, or (iii) required to be withheld, deemed equal to the amount which would be payable if the taxable year ended with the Closing Date; and

(b)       in the case of other Taxes, deemed to be the amount of such Taxes for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Straddle Period ending on the Closing Date and the denominator of which is the number of days in the entire Straddle Period.

Section 7.05 Contests. The Buyer agrees to give written notice to the Seller of the receipt of any written notice by the Company, the Buyer or any of Buyer’s Affiliates which involves the assertion of any claim, or the commencement of any Action, in respect of which an indemnity may be sought by the Buyer pursuant to this ARTICLE VII (a “Tax Claim”); provided, that failure to comply with this provision shall not affect the Buyer’s right to indemnification hereunder, except to the extent that Seller or Stockholders forfeit rights or defenses by reason of such failure. The Seller shall control the contest or resolution of any Tax Claim; provided, however, that the Seller shall obtain the prior written consent of the Buyer (which consent shall not be unreasonably withheld, conditioned or delayed) before entering into any settlement of a claim or ceasing to defend such claim; and, provided further, that the Buyer shall be entitled to participate in the defense of such claim and to employ counsel of its choice for such purpose, the fees and expenses of which separate counsel shall be borne solely by the Buyer.

Section 7.06 Cooperation and Exchange of Information. The Stockholders, the Seller and the Buyer shall provide each other with such cooperation and information as either of them reasonably may request of the other in filing any Tax Return or in connection with any audit or other proceeding in respect of Taxes of the Company. Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with accompanying schedules, related work papers and documents relating to rulings or other determinations by tax authorities. Each of the Stockholders, the Seller and Buyer shall retain all Tax Returns, schedules and work papers, records and other documents in its possession relating to Tax matters of the Company for any taxable period beginning before the Closing Date until the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate, without regard to extensions except to the extent notified by the other party in writing of such extensions for the respective Tax periods. Prior to transferring, destroying or discarding any Tax Returns, schedules and work papers, records and other documents in its possession relating to Tax matters of the Company for any taxable period beginning before the Closing Date, the Stockholders, the Seller or Buyer (as the case may be) shall provide the other parties with reasonable written notice and offer the other party the opportunity to take custody of such materials.

Section 7.07 Tax Treatment of Indemnification Payments. Any indemnification payments pursuant to this ARTICLE VII shall be treated as an adjustment to the Purchase Price by the parties for Tax purposes, unless otherwise required by Law.

Section 7.08 Payments to Buyer. Any amounts payable to the Buyer pursuant to this ARTICLE VII shall be satisfied: (i) from the Escrow Fund; and (ii) to the extent such amounts exceed the amount available to the Buyer in the Escrow Fund, at Seller’s election, (A) by Buyer setting off against and deducting from the Buyer Note, and (B) from the Stockholders and the Seller.

Section 7.09 Survival. Notwithstanding anything in this Agreement to the contrary, claims for indemnification under Section 7.03 shall only be valid to the extent made prior to expiration of the applicable statutes of limitations (giving effect to any waiver, mitigation or extension thereof) plus 30 days.

Section 7.10 Overlap. To the extent that any obligation or responsibility pursuant to ARTICLE IX may overlap with an obligation or responsibility pursuant to this ARTICLE VII, the provisions of this ARTICLE VII shall govern.

Section 7.11 Allocation. The Seller and the Buyer agree that the Purchase Price shall be allocated among the assets of the Company for Tax purposes in accordance with the allocation schedule attached as Exhibit D. A draft allocation schedule shall be prepared by the Seller and delivered to the Buyer within 120 days following the Closing Date. If the Buyer notifies the Seller in writing that the Buyer objects to one or more items reflected in the allocation schedule, the Seller and the Buyer shall negotiate in good faith to resolve such dispute; provided, however, that if the Seller and the Buyer are unable to resolve any dispute with respect to the allocation schedule within 180 days following the Closing Date, such dispute shall be resolved by the Independent Accountant (such allocation schedule as finally agreed to by the Buyer and the Seller, the “Allocation Schedule”). The fees and expenses of such accounting firm shall be borne equally by the Seller and the Buyer. The Buyer and the Seller shall file all Tax Returns (including amended returns, claims for refund and IRS Form 8594) in a manner consistent with the Allocation Schedule. Any adjustments to the Purchase Price shall be allocated in a manner consistent with the Allocation Schedule.

ARTICLE VIII
CONDITIONS TO CLOSING

Section 8.01 Conditions to Obligations of All Parties. The obligations of each party to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions:

(a)       No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which is in effect and has the effect of making the transactions contemplated by this Agreement illegal, otherwise restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated hereunder to be rescinded following completion thereof.

(b)       The Seller shall have received all consents, authorizations, orders and approvals from the Governmental Authorities referred to in Section 4.04 and the Buyer shall have received all consents, authorizations, orders and approvals from the Governmental Authorities referred to in Section 5.02, in each case, in form and substance reasonably satisfactory to the Buyer and the Seller, and no such consent, authorization, order and approval shall have been revoked.

Section 8.02 Conditions to Obligations of Buyer. The obligations of the Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or the Buyer’s waiver, at or prior to the Closing, of each of the following conditions:

(a)       Other than the Fundamental Representations, the representations and warranties of the Stockholders and the Seller contained in this Agreement, the Ancillary Documents and any certificate or other writing delivered pursuant hereto shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects). The Fundamental Representations shall be true and correct in all respects on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).

(b)       The Stockholders and the Seller shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and each of the Ancillary Documents to be performed or complied with by it prior to or on the Closing Date; provided, that, with respect to agreements, covenants and conditions that are qualified by materiality, the Stockholders and the Seller shall have performed such agreements, covenants and conditions, as so qualified, in all respects.

(c)       No Action shall have been commenced against the Buyer, the Parent, the Stockholders, the Seller or the Company, which would prevent the Closing. No injunction or restraining order shall have been issued by any Governmental Authority, and be in effect, which restrains or prohibits any transaction contemplated hereby.

(d)       All approvals, consents and waivers that are listed on Schedule 8.02(d) shall have been received (including all consents required under the Leases), and executed counterparts thereof shall have been delivered to the Buyer at or prior to the Closing.

(e)       From the date of this Agreement, there shall not have occurred any Material Adverse Effect, nor shall any event or events have occurred that, individually or in the aggregate, with or without the lapse of time, could reasonably be expected to result in a Material Adverse Effect.

(f)       The Ancillary Documents shall have been executed and delivered by Seller and Stockholders, as applicable, and true and complete copies thereof shall have been delivered to the Buyer.

(g)       The Buyer shall have received resignations of the directors and officers of the Company pursuant to Section 6.05.

(h)       At least three Business Days before Closing, the Seller shall have delivered to the Buyer the Closing Indebtedness Certificate and the Closing Transaction Expenses Certificate.

(i)       The Seller shall have delivered to the Buyer the Estimated Closing Statement contemplated in Section 2.04(a)(ii).

(j)       The Seller shall have delivered to the Buyer a good standing certificate (or its equivalent) for each of the Seller and the Company from the secretary of state or similar Governmental Authority of the jurisdiction under the Laws in which each of the Seller and the Company is organized.

(k)       The Seller shall have delivered to the Buyer a certificate pursuant to Treasury Regulations Section 1.1445-2(b) that the Seller is not a foreign person within the meaning of Section 1445 of the Code.

(l)       The Seller shall have delivered, or caused to be delivered, to Buyer stock certificates evidencing the Shares, free and clear of Encumbrances, duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly executed in blank and with all required stock transfer tax stamps affixed.

(m)       The Buyer shall have received a certificate, dated the Closing Date and signed by each of the Stockholders and a duly authorized officer of the Seller, that each of the conditions set forth in Section 8.02(a) and Section 8.02(b) have been satisfied.

(n)       The Buyer shall have received a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of the Seller certifying (i) that attached thereto are true and complete copies of all resolutions adopted by the board of directors of the Seller authorizing the execution, delivery and performance of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby, and (ii) the names and signatures of the officers of Seller authorized to sign this Agreement, the Ancillary Documents and the other documents to be delivered hereunder and thereunder.

(o)       The Stockholders and the Seller shall have provided satisfactory written evidence, in the reasonable discretion of the Buyer, that all Encumbrances relating to the Indebtedness shall have been released in full.

(p)       The Buyer shall have received the Financing in such amount and on such terms as are satisfactory to the Buyer in its sole discretion.

(q)       The Contracts listed in Schedule 8.02(q) shall have been terminated to the satisfaction of the Buyer.

(r)       The Lease for the property located at 2806 N. Reynolds Road, Toledo, Ohio 43615 in substantially the form of Exhibit E shall have been executed and delivered by the landlord thereto and true and complete copies thereof shall have been delivered to the Buyer.

(s)       The Lockup Agreement in substantially the form of Exhibit F shall have been executed and delivered by the Seller and true and complete copies thereof shall have been delivered to the Parent.

(t)       The Stockholders and the Seller shall have caused Erik Dunbar to have executed and delivered an employment offer letter with the Company in substantially the form of Exhibit G.

Section 8.03 Conditions to Obligations of the Stockholders and the Seller. The obligations of the Stockholders and the Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or the Seller’s waiver, at or prior to the Closing, of each of the following conditions:

(a)       The representations and warranties of the Buyer contained in this Agreement, the Ancillary Documents and any certificate or other writing delivered pursuant hereto shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).

(b)       The Buyer shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and each of the Ancillary Documents to be performed or complied with by it prior to or on the Closing Date; provided, that, with respect to agreements, covenants and conditions that are qualified by materiality, the Buyer shall have performed such agreements, covenants and conditions, as so qualified, in all respects.

(c)       No injunction or restraining order shall have been issued by any Governmental Authority, and be in effect, which restrains or prohibits the transactions contemplated hereby.

(d)       The Ancillary Documents shall have been executed and delivered by the parties thereto and true and complete copies thereof shall have been delivered to the Seller.

(e)       The Buyer shall have delivered to the Escrow Agent by wire transfer of immediately available funds the Escrow Amount.

(f)       The Seller shall have received a certificate, dated the Closing Date and signed by a duly authorized officer of the Buyer, that each of the conditions set forth in Section 8.03(a) and Section 8.03(b) have been satisfied.

(g)       The Seller shall have received a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of the Buyer certifying (i) that attached thereto are true and complete copies of all resolutions adopted by the board of directors of Buyer authorizing the execution, delivery and performance of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby; and (ii) the names and signatures of the officers of the Buyer authorized to sign this Agreement, the Ancillary Documents and the other documents to be delivered hereunder and thereunder.

ARTICLE IX
INDEMNIFICATION

Section 9.01 Survival. Subject to the limitations and other provisions of this Agreement, the representations and warranties contained herein (other than any representations or warranties contained in Section 4.20 which are subject to ARTICLE VII) shall survive the Closing and shall remain in full force and effect until the date that is fifteen months from the Closing Date (the “Survival Period”); provided, that (i) the representations and warranties set forth in Section 4.17 (Environmental Matters) shall survive until the date that is 36 months from the Closing Date and (ii) the Fundamental Representations shall survive indefinitely. All covenants and agreements of the parties contained herein (other than any covenants or agreements contained in ARTICLE VII which are subject to ARTICLE VII) shall survive until the date that such covenant or agreement has been fully performed in accordance with its terms or for the period explicitly specified therein. Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the non-breaching party to the breaching party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of the relevant representation or warranty and such claims shall survive until finally resolved.

Section 9.02 Indemnification by the Stockholders and the Seller. Subject to the other terms and conditions of this ARTICLE IX, the Stockholders and the Seller shall, jointly and severally during the Survival Period and severally on a proportional basis based on each Stockholder’s ownership of the Seller thereafter, indemnify and defend each of the Buyer and its Affiliates (including the Company) and their respective Representatives (collectively, the “Buyer Indemnitees”) against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, the Buyer Indemnitees based upon, arising out of, with respect to or by reason of:

(a)       any inaccuracy in or breach of any of the representations or warranties of the Stockholders or the Seller contained in this Agreement or in any certificate or instrument delivered by or on behalf of Seller pursuant to this Agreement (other than in respect of Section 4.20, it being understood that the sole remedy for any such inaccuracy in or breach thereof shall be pursuant to ARTICLE VII), as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date);

(b)       any breach or non-fulfillment of any covenant, agreement or obligation to be performed by the Stockholders or the Seller pursuant to this Agreement (other than any breach or violation of, or failure to fully perform, any covenant, agreement, undertaking or obligation in ARTICLE VII, it being understood that the sole remedy for any such breach, violation or failure shall be pursuant to ARTICLE VII); and

(c)       any unpaid Transaction Expenses or outstanding Indebtedness, in each case, as of the Determination Time to the extent not deducted from the Purchase Price in the determination of the Final Closing Date Cash Consideration pursuant to Section 2.04.

Section 9.03 Indemnification By the Parent and the Buyer. Subject to the other terms and conditions of this ARTICLE IX, the Parent and the Buyer shall indemnify and defend each of the Stockholders and their Affiliates and their respective Representatives (collectively, the “Seller Indemnitees”) against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, the Seller Indemnitees based upon, arising out of, with respect to or by reason of:

(a)       any inaccuracy in or breach of any of the representations or warranties of the Buyer and Parent contained in this Agreement or in any certificate or instrument delivered by or on behalf of the Buyer or Parent pursuant to this Agreement, as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date); or

(b)       any breach or non-fulfillment of any covenant, agreement or obligation to be performed by the Buyer or Parent pursuant to this Agreement; or

(c)       any claims to which Seller is subjected on or after Closing under the Indemnity Agreement with respect to the payment and performance bonds issued for the benefit of the Company and listed on Schedule 9.03(c) (the “P&P Bonds”);

(d)       any breach by Company of the covenant set forth in the last sentence of Section 6.19(a).

Section 9.04 Certain Limitations. The indemnification provided for in Section 9.02 and Section 9.03 shall be subject to the following limitations:

(a)       The Stockholders and the Seller shall not be liable to the Buyer Indemnitees for indemnification under Section 9.02(a) until the aggregate amount of all Losses in respect of indemnification under Section 9.02(a) exceeds $200,000 (the “Basket”), in which event the Stockholders and the Seller shall be required to pay or be liable for all such Losses over and above the Basket. The aggregate amount of all Losses for which the Stockholders and the Seller shall be liable pursuant to Section 9.02(a) shall not exceed $2,000,000 (the “Cap”).

(b)       Notwithstanding the foregoing, the limitations set forth in Section 9.04(a) shall not apply to Losses based upon, arising out of, with respect to or by reason of any inaccuracy in or breach of any Fundamental Representation, any representation or warranty set forth in the second sentence of Section 4.10 (Condition and Sufficiency of Assets), or fraud, gross negligence, or willful misconduct.

(c)       Notwithstanding anything to the contrary contained herein, from and after Closing each Stockholder shall severally and not jointly with the Seller or other Stockholder indemnify and defend each of the Buyer Indemnitees for (i) a breach by such Stockholder of any representation or warranty set forth in ARTICLE III that relates solely to such individual Stockholder or (ii) such Stockholder’s breach or failure to perform any covenant or agreement set forth herein that relates solely to such individual Stockholder.

(d)       In no event shall Stockholders and Seller in the aggregate be liable to the Buyer Indemnitees for indemnification under this Agreement (including, ARTICLES VII and IX) in an amount exceeding the amount of the Purchase Price, other than in connection with claims based upon the fraud or intentional misconduct of Stockholders or Seller. In no event shall either Stockholder in the aggregate be liable to the Buyer Indemnitees for indemnification under this Agreement (including, ARTICLES VII and IX) in an amount exceeding the amount of the Purchase Price received by such Stockholder, other than in connection with claims based upon the fraud or intentional misconduct of such Stockholder.

Section 9.05 Indemnification Procedures. The party making a claim under this ARTICLE IX is referred to as the “Indemnified Party”, and the party against whom such claims are asserted under this ARTICLE IX is referred to as the “Indemnifying Party”.

(a)       Third Party Claims. If any Indemnified Party receives notice of the assertion or commencement of any Action made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement or a Representative of the foregoing (a “Third Party Claim”) against such Indemnified Party with respect to which the Indemnifying Party is obligated to provide indemnification under this Agreement, the Indemnified Party shall give the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than 30 calendar days after receipt of such notice of such Third Party Claim. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Party shall describe the Third Party Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have the right to participate in, or by giving written notice to the Indemnified Party, to assume the defense of any Third Party Claim at the Indemnifying Party’s expense and by the Indemnifying Party’s own counsel, and the Indemnified Party shall cooperate in good faith in such defense; provided, that if the Indemnifying Party is Seller, such Indemnifying Party shall not have the right to defend or direct the defense of any such Third Party Claim that (x) is asserted directly by or on behalf of a Person that is a direct or indirect supplier or customer of the Company, or (y) seeks an injunction or other equitable relief against the Indemnified Party. In the event that the Indemnifying Party assumes the defense of any Third Party Claim, subject to Section 9.05(b), it shall have the right to take such action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third Party Claim in the name and on behalf of the Indemnified Party. The Indemnified Party shall have the right to participate in the defense of any Third Party Claim with counsel selected by it subject to the Indemnifying Party’s right to control the defense thereof. The fees and disbursements of such counsel shall be at the expense of the Indemnified Party, provided, that if in the reasonable opinion of counsel to the Indemnified Party, (A) there are legal defenses available to an Indemnified Party that are different from or additional to those available to the Indemnifying Party; or (B) there exists a conflict of interest between the Indemnifying Party and the Indemnified Party that cannot be waived, the Indemnifying Party shall be liable for the reasonable fees and expenses of counsel to the Indemnified Party in each jurisdiction for which the Indemnified Party determines counsel is required. If the Indemnifying Party elects not to compromise or defend such Third Party Claim, fails to promptly notify the Indemnified Party in writing of its election to defend as provided in this Agreement, or fails to diligently prosecute the defense of such Third Party Claim, the Indemnified Party may, subject to Section 9.05(b), pay, compromise, defend such Third Party Claim and seek indemnification for any and all Losses based upon, arising from or relating to such Third Party Claim. Seller and Buyer shall cooperate with each other in all reasonable respects in connection with the defense of any Third Party Claim, including making available (subject to the provisions of Section 6.06) records relating to such Third Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third Party Claim.

(b)       Settlement of Third Party Claims. Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not enter into settlement of any Third Party Claim without the prior written consent of the Indemnified Party, except as provided in this Section 9.05(b). If a firm offer is made to settle a Third Party Claim without leading to liability or the creation of a financial or other obligation on the part of the Indemnified Party and provides, in customary form, for the unconditional release of each Indemnified Party from all liabilities and obligations in connection with such Third Party Claim and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to that effect to the Indemnified Party. If the Indemnified Party fails to consent to such firm offer within ten days after its receipt of such notice, the Indemnified Party may continue to contest or defend such Third Party Claim and in such event, the maximum liability of the Indemnifying Party as to such Third Party Claim shall not exceed the amount of such settlement offer. If the Indemnified Party fails to consent to such firm offer and also fails to assume defense of such Third Party Claim, the Indemnifying Party may settle the Third Party Claim upon the terms set forth in such firm offer to settle such Third Party Claim. If the Indemnified Party has assumed the defense pursuant to Section 9.05(a), it shall not agree to any settlement without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed).

(c)       Direct Claims. Any Action by an Indemnified Party on account of a Loss which does not result from a Third Party Claim (a “Direct Claim”) shall be asserted by the Indemnified Party giving the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than 30 days after the Indemnified Party becomes aware of such Direct Claim. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have 30 days after its receipt of such notice to respond in writing to such Direct Claim. The Indemnified Party shall allow the Indemnifying Party and its professional advisors to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim and the Indemnified Party shall assist the Indemnifying Party’s investigation by giving such information and assistance (including access to the Company’s premises and personnel and the right to examine and copy any accounts, documents or records) as the Indemnifying Party or any of its professional advisors may reasonably request. If the Indemnifying Party does not so respond within such 30 day period, the Indemnifying Party shall be deemed to have rejected such claim, in which case the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.

(d)       Tax Claims. Notwithstanding any other provision of this Agreement, the control of any claim, assertion, event or proceeding in respect of Taxes of the Company (including, but not limited to, any such claim in respect of a breach of the representations and warranties in Section 4.20 hereof or any breach or violation of or failure to fully perform any covenant, agreement, undertaking or obligation in ARTICLE VII) shall be governed exclusively by ARTICLE VII hereof.

Section 9.06 Payments; Escrow Funds; Setoff.

(a)       Once a Loss is agreed to by the Indemnifying Party or finally adjudicated to be payable pursuant to this ARTICLE IX, subject to Section 9.06(b), the Indemnifying Party shall satisfy its obligations within five Business Days of such final, non-appealable adjudication by wire transfer of immediately available funds.

(b)       Any Losses payable to a Buyer Indemnitee pursuant to this ARTICLE IX shall be satisfied: (i) first, from the Escrow Fund; (ii) to the extent the amount of Losses exceeds the amounts available to the Buyer Indemnitee in the Escrow Fund, by Buyer setting off against and deducting from the Buyer Note, and (iii) to the extent the amount of Losses exceeds the amounts available to the Buyer Indemnitee in the Escrow Fund and the remaining balance of the Buyer Note, from the Stockholders and the Seller. Neither the exercise of nor failure to exercise any rights under this Section 9.06(b) will constitute an election of remedies or limit any Buyer Indemnitee in any manner in the enforcement of any other remedies available to it.

Section 9.07 Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.

Section 9.08 Effect of Investigation. The representations, warranties, and covenants of the Indemnifying Party, and the Indemnified Party’s right to indemnification with respect thereto, shall not be affected or deemed waived by reason of any investigation made by or on behalf of the Indemnified Party (including by any of its Representatives) or by reason of the fact that the Indemnified Party or any of its Representatives knew or should have known that any such representation or warranty is, was, or might be inaccurate or by reason of the Indemnified Party’s waiver of any condition set forth in Section 8.02 or Section 8.03, as the case may be.

Section 9.09 Exclusive Remedies.

(a) Subject to Section 2.04(d), Section 6.07 and Section 11.11, the parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims (other than claims arising from fraud, criminal activity or willful misconduct on the part of a party hereto in connection with the transactions contemplated by this Agreement) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in ARTICLE VII and this ARTICLE IX. In furtherance of the foregoing, each party hereby waives, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other parties hereto and their Affiliates and each of their respective Representatives arising under or based upon any Law, except pursuant to the indemnification provisions set forth in ARTICLE VII and this ARTICLE IX. Nothing in this Section 9.09 shall limit any Person’s right to seek and obtain any equitable relief to which any Person shall be otherwise entitled or to seek any remedy on account of any party’s fraudulent, criminal or intentional misconduct.

(b) Notwithstanding anything to the contrary contained in this Agreement, (i) none of the Seller, the Stockholders, the Buyer, or any of their respective Affiliates, directors, officers, employees, agents, partners, managers, members or stockholders shall have any rights or claims against any Financing Related Party in any way relating to this Agreement or any of the transactions contemplated herein, or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to any Financing (including the Fifth Third Credit Agreement) or the performance thereof, whether at law or equity, in contract, in tort or otherwise and (ii) no Financing Related Party shall have any liability (whether in contract, in tort or otherwise) to the Seller, the Stockholders, the Buyer, or any of their respective Affiliates, directors, officers, employees, agents, partners, managers, members or stockholders, for any obligations or liabilities of the Seller, the Buyer or any of their respective Affiliates under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated herein or in respect of any oral representations made or alleged to have been made in connection therewith, including any dispute arising out of or relating in any way to any Financing (including the Fifth Third Credit Agreement) or the performance thereof, whether at law or equity, in contract, in tort or otherwise.

ARTICLE X
TERMINATION

Section 10.01 Termination. This Agreement may be terminated at any time prior to the Closing:

(a)       by the mutual written consent of the Seller and the Buyer;

(b)       by the Buyer by written notice to the Seller if: (i) the Buyer is not then in material breach of any provision of this Agreement and there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by the Stockholders or the Seller pursuant to this Agreement that would give rise to the failure of any of the conditions specified in ARTICLE VIII and such breach, inaccuracy or failure has not been cured by the Stockholders and the Seller within ten days of the Seller’s receipt of written notice of such breach from Buyer; or (ii) any of the conditions set forth in Section 8.01 or Section 8.02 shall not have been, or if it becomes apparent that any of such conditions will not be, fulfilled by November 18, 2018, unless such failure shall be due to the failure of the Buyer to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing;

(c)       by the Seller by written notice to the Buyer if: (i) neither the Stockholders nor the Seller is then in material breach of any provision of this Agreement and there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by the Buyer pursuant to this Agreement that would give rise to the failure of any of the conditions specified in ARTICLE VIII and such breach, inaccuracy or failure has not been cured by the Buyer within ten days of the Buyer’s receipt of written notice of such breach from the Seller; or (ii) any of the conditions set forth in Section 8.01 or Section 8.03 shall not have been, or if it becomes apparent that any of such conditions will not be, fulfilled by November 18, 2018, unless such failure shall be due to the failure of any of the Stockholders or the Seller to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing; or

(d)       by the Buyer or the Seller in the event that (i) there shall be any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited or (ii) any Governmental Authority shall have issued a Governmental Order restraining or enjoining the transactions contemplated by this Agreement, and such Governmental Order shall have become final and non-appealable.

Section 10.02 Effect of Termination. In the event of the termination of this Agreement in accordance with this ARTICLE X, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto except: (a) as set forth in this ARTICLE X and Section 6.06 and ARTICLE XI hereof; and (b) that nothing herein shall relieve any party hereto from liability for any willful breach of any provision hereof.

ARTICLE XI
MISCELLANEOUS

Section 11.01 Expenses. Except as otherwise expressly provided herein, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred.

Section 11.02 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.02):

If to the Stockholders or the Seller:

LED Construction Services, Inc.

25730 First Street

Westlake, Ohio 44145

Attention: Peter J. Corogin

Facsimile: 440-808-6460

E-mail: pcorogin@lakeerieelectric.com

and

Stephen E. Dunbar

8961 King Road

Alanson, Michigan 49706

Facsimile: 231-203-2134

E-mail: dunbaremail@gmail.com

with a copy to:

Wickens, Herzer, Panza, Co.

35765 Chester Road

Avon, OH 44011

Facsimile: (440) 695-8098

Attention: David L. Herzer

Email: DHerzer@wickenslaw.com

Marshall & Melhorn, LLC

Four Seagate, Eighth Floor

Toledo, Ohio 43604

Facsimile: (419) 249-7151

Attention: Lori W. Decker

E-mail: decker@marshall-melhorn.com

If to the Buyer or the Parent:	c/o Limbach Holdings, Inc. 1251 Waterfront Place, Suite 201 Pittsburgh, Pennsylvania 15222 Attention: Scott Wright, Senior Vice President and General Counsel E-mail: scott.wright@limbachinc.com
with a copy to:	Holland & Knight LLP 200 South Orange Avenue, Suite 2600 Orlando, Florida 32801 Facsimile: 407-244-5288 Attention: Tom McAleavey Email: tom.mcaleavey@hklaw.com

If a deadline provided in this Agreement or any Ancillary Document falls on a day other than a Business Day, such deadline shall be extended until the first Business Day thereafter.

Section 11.03 Interpretation. For purposes of this Agreement, (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; and (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole. Unless the context otherwise requires, references herein: (x) to Articles, Sections, Disclosure Letter and Exhibits mean the Articles and Sections of, and Disclosure Letter and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Disclosure Letter and Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

Section 11.04 Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

Section 11.05 Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Except as provided in Section 6.07(e), upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 11.06 Entire Agreement. This Agreement and the Ancillary Documents constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Agreement and those in the Ancillary Documents, the Exhibits and Disclosure Letter (other than an exception expressly set forth as such in the Disclosure Letter), the statements in the body of this Agreement will control.

Section 11.07 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party may assign its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed; provided, however, that prior to the Closing Date, the Buyer may, without the prior written consent of the Stockholders and the Seller, assign all or any portion of its rights under this Agreement to one or more of its direct or indirect wholly-owned subsidiaries. No assignment shall relieve the assigning party of any of its obligations hereunder.

Section 11.08 No Third-party Beneficiaries. Except as provided in Section 7.03 and ARTICLE IX, this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. For the avoidance of doubt, the Finance Related Parties are expressly intended as third party beneficiaries and have the right to enforce Sections 9.09(b), Section 11.09, and Section 11.10.

Section 11.09 Amendment and Modification; Waiver. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. Notwithstanding the foregoing, Section 9.09(b), this Section 11.09, and Section 11.10 may not be amended in a manner adverse to any Financing Related Party without the prior written consent of Fifth Third Bank, as administrative agent for the Lenders under the Fifth Third Credit Agreement.

Section 11.10 Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.

(a)       This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction); provided, that any dispute involving the Finance Related Parties will be governed by and construed in accordance with the applicable laws of the State of New York, without regard to conflicts of law provisions.

(b)       ANY LEGAL SUIT, ACTION OR PROCEEDING ARISING OUT OF OR BASED UPON THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY MAY BE INSTITUTED IN THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA OR THE COURTS OF THE STATE OF PENNSYLVANIA IN EACH CASE LOCATED IN THE CITY OF PITTSBURGH AND COUNTY OF ALLEGHENY, AND EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH SUIT, ACTION OR PROCEEDING. SERVICE OF PROCESS, SUMMONS, NOTICE OR OTHER DOCUMENT BY MAIL TO SUCH PARTY’S ADDRESS SET FORTH HEREIN SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY SUIT, ACTION OR OTHER PROCEEDING BROUGHT IN ANY SUCH COURT. THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR ANY PROCEEDING IN SUCH COURTS AND IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. NOTWITHSTANDING THE FOREGOING, EACH OF THE PARTIES HERETO AGREES THAT IT WILL NOT BRING OR SUPPORT ANY ACTION AGAINST ANY FINANCING RELATED PARTY UNDER ANY FINANCING (INCLUDING THE FIFTH THIRD CREDIT AGREEMENT) OR THE PERFORMANCE THEREOF, IN ANY FORUM OTHER THAN EXCLUSIVELY IN THE COURTS OF THE STATE OF NEW YORK SITTING IN NEW YORK COUNTY AND OF THE UNITED STATES DISTRICT COURT OF THE SOUTHERN DISTRICT OF NEW YORK AND ANY APPELLATE COURT FROM ANY THEREOF.

(c)       EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE ANCILLARY DOCUMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE ANCILLARY DOCUMENTS, ANY FINANCING (INCLUDING THE FIFTH THIRD CREDIT AGREEMENT), OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.10(c).

Section 11.11 Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.

Section 11.12 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 11.13 Attorney-Client Privilege. It is acknowledged by each of the parties to this Agreement that Marshall & Melhorn, LLC and Wickens Herzer Panza Co. (collectively, “Counsel”) have represented the Seller, the Stockholders, and the Company in connection with the transactions contemplated by this Agreement. Buyer agrees that any attorney-client privilege, attorney-work product protection, and expectation of client confidence attaching as a result of Counsel’s representation of the Seller, the Stockholders, or the Company in connection with the transactions contemplated by this Agreement, and all information and documents covered by such privilege or protection, shall belong to and be controlled by the Seller, and the Stockholders and may be waived only by the Seller or the Stockholders, as applicable, and not by the Company, and shall not pass to or be claimed by Buyer or the Company.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

LIMBACH HOLDINGS, INC.

By:	/s/ Charles A. Bacon, III
Name: Charles A. Bacon, III Title: President and Chief Executive Officer

LIMBACH FACILITY SERVICES LLC

By:	/s/ Charles A. Bacon, III
Name: Charles A. Bacon, III Title: Chairman and Chief Executive Officer

LED CONSTRUCTION SERVICES, INC.

By:	/s/ Stephen E. Dunbar
Name: Stephen E. Dunbar Title: President and Chief Executive Officer

/s/ Peter J. Corogin
PETER J. COROGIN

/s/ Stephen E. Dunbar
STEPHEN E. DUNBAR

[Signature Page to Stock Purchase Agreement]

DUNBAR MECHANICAL, INC.

By:	/s/ Stephen E. Dunbar
Name: Stephen E. Dunbar Title: President and Chief Executive Officer

[Signature Page to Stock Purchase Agreement]